for success

ANNUAL

REPORT

2003

ETHAN ALLEN®







table of contents

ETHAN ALLEN®

Ethan Allen Interiors Inc. is a leading manufacturer and retailer of quality home furnishings and sells a full range of furniture products through an exclusive network of over 300 stores, 119 of which are owned by Ethan Allen. For more information visit our website, **www.ethanallen.com**.

financial highlights

Net Sales (in millions)

2003	$907.3
2002	$892.3
2001	$904.1
2000	$856.2
1999	$762.2

Net Income (in millions)

2003	$75.4
2002	$82.3
2001	$79.7
2000	$90.6
1999	$81.3

Net Income per diluted share

2003	$1.95
2002	$2.06
2001	$1.98
2000	$2.20
1999	$1.92

Amounts in thousands, except per share data. Fiscal Years ended June 30,	**2003**	2002	2001
Statement of Operations Data			
Net Sales	907,264	892,288	904,133
Gross Profit	449,384	421,313	413,656
Operating Income (a)	120,583	129,900	126,047
Net Income (a)	75,381	82,256	79,680
Per Share Data			
Net income per diluted share (a)	1.95	2.06	1.98
Diluted weighted average common shares outstanding	38,569	39,942	40,321
Balance Sheet Data			
Working capital	225,836	191,473	182,223
Current ratio	2.68	2.48	2.69
Total assets	731,568	688,755	619,118
Total debt, including capital lease obligations	10,218	9,321	9,487
Shareholders' equity	537,699	511,189	464,783
Debt as % of equity	1.9%	1.8%	2.0%

(a) Includes the effects of pre-tax restructuring and impairment charges totaling $13.2 million, $5.1 million and $6.9 million in fiscal years 2003, 2002 and 2001, respectively.

To Our Shareholders



Farooq Kathwari
Chairman of the Board, President and CEO, Ethan Allen Interiors Inc.

DEAR SHAREHOLDERS,

I have always believed that the ideal time to initiate change is during challenging economic times. As such, we saw the last twelve months as an oportune time to implement several important initiatives with the objective of strengthening our business and preparing us for the next phase of growth.

Ethan Allen's primary competitive advantage is that it provides home decorating solutions to its consumers. This focus has helped us to maintain a strong financial position during this difficult retail environment. A sales increase of 1.7% resulted in record annual sales for the company this past year and we were able to generate over $100 million in operating cash flow and increase our cash dividend by more than 60%. In addition, we purchased $43.5 million of our stock in the open market.

> "WE SAW THE LAST TWELVE MONTHS AS AN OPPORTUNE TIME TO IMPLEMENT IMPORTANT INITIATIVES."

We continue to reach out to a larger consumer base with innovative, stylish, and affordable products. To balance our products produced domestically in our U.S. based manufacturing facility, we introduced products crafted offshore, including Townhouse, a handsome collection that had a strong appeal to customers interested in higher end product offerings, and Leather Expressions, a program consisting of leather sofas, chairs, and ottomans, with everyday value pricing.

In addition, we continued to reinforce our classic lifestyle presentation with the launch of Tuscany, and solidified our position in the surging children's market with a redesigned Ethan Allen Kids collection. In June we introduced to our retailers an innovative approach to country living—New Country by Ethan Allen—which will be in stores during the first quarter of Fiscal 2004.

During the year we also continued to strengthen our domestic manufacturing by investing in technology and consolidating three plants. These initiatives enabled our domestic manufacturing facilities to remain competitive.

Our strategy for growing and strengthening our retail network remains on target. We continue to relocate and open new stores in the right locations. By the end of Fiscal 2003 we had a total of 309 stores, 119 of which are company operated. We opened 14 new stores—including three abroad—7 of which were relocations. Also, we acquired a total of 16 stores from retiring retailers, which provided us with the opportunity to reposition stores and increase market penetration in selected regions.

Over the past five years we've opened an average of 15 new stores per year and 25% of our store base is new within this time period. This strategy has served to keep our network fresh and exciting. In June we opened our Alpharetta, GA location, which has 28,000

gave us many opportunities...

square feet of display space and features the new Ethan Allen façade—a dramatic front that exudes a warmer, richer feeling and allows us to better feature our products. Also, we implemented a new point of sale system, "EA Wizard," which will enable our stores to run more productively and efficiently.

The vertically integrated structure of Ethan Allen enables us to oversee all aspects of our business and gives the company a major competitive edge. However, our primary asset is still our people, whether at the manufacturing level, the retail level, or the corporate level.

"OVER THE PAST FIVE YEARS WE'VE OPENED AN AVERAGE OF 15 NEW STORES PER YEAR."

Our 3,000 design consultants cultivate relationships with our customers on a daily basis. Their expertise, knowledge, talent, and dedication is a driving force behind our ability to have life long partnerships with our customers. To make the decorating process even easier for our customers and more efficient for our consultants, we introduced several new resources during Fiscal 2003. The first was an inspirational design publication entitled *Ethan Allen Style: Create The Look You Love* supported by a workbook/catalog of our products. Used together, these design tools help our customers define their style and then achieve that look using our products. When visiting our website, customers can also take advantage of our latest web technology, the online room planner. This program allows them to move the furniture they've selected around a "room" so they can see how the items will work together.

We simplified our financing solutions this year by combining two separate programs. In January, the Ethan Allen Finance Plus card premiered. Customers choose which of the plan's options—Simple Finance Plan or revolving line of credit—works best for their budget. The private label card helps Ethan Allen build customer loyalty, while the credit is provided by a third party without recourse to our stores. The average transaction on the Ethan Allen Finance Plus card is approximately 50% higher than the average transaction placed on a customer's traditional bank card.

We are in a business that is immensely rewarding—we help millions of people create beautiful and comfortable homes. And because we approach our business from the consumer's perspective instead of as a manufacturer and retailer, we are able to offer them a shopping experience unlike any other company in our industry. With courage and wisdom, we shall continue to progress. Thank you for your support.



The new "superstore" in Alpharetta, GA, features 28,000 square feet of display space.

Farooq Kathwari
Chairman of the Board,
President and CEO
Ethan Allen Interiors Inc.

challenges

Providing our customers with the decorating solutions they need to turn their houses into homes is what we do best. And, because we are a vertically integrated company, overseeing all aspects of our business, we can help them create beautiful and comfortable homes.

challenge:

To offer the consumer unparalleled diversity of design of quality home furnishings at *affordable prices.*

SOLUTION:

By drawing inspiration from the way people want to live, our Style Department identifies trends and directions for the development of new products, and to strengthen our existing collections. Our product designers and manufacturing experts work together closely to make sure that the products we design can be efficiently and affordably manufactured while maintaining the level of quality that meets our customers' expectations.



Providing our customers with the style solutions they need to turn their houses into homes is what we do best.

This year, blending our domestic production with strategic overseas outsourcing has enabled us to remain as committed to helping our customers realize their decorating dreams as the founders of Ethan Allen were 70 years ago. By creating affordable product lines that are of exceptional style and quality, we offer our customers tremendous value. The collections that we introduced this fiscal year, as well as the upcoming New Country by Ethan Allen, are perfect examples of this. Whether it's Leather Expressions, with its everyday value-priced



The Barrister sofa is part of our value-priced Leather Expressions collection.

quality leather sofas, chairs, and ottomans; the hip, fun, and competitively priced designs of our Ethan Allen Kids collection; the handsome silhouettes of Townhouse; or the rich European elegance of Tuscany, we have something for everyone.

When a consumer walks into an Ethan Allen store, they have six casual and eight classic collections to choose from, with coordinating upholstery, and accents, custom soft goods programs, and special collections like Home & Garden and our home office systems. We offer more, though, than a one-stop shopping experience. Even more important, our products have something that other home furnishings do not—the Ethan Allen name and the reputation for style, quality craftsmanship, and service that it represents.

challenge:

To make the consumer's shopping experience easy, convenient, and memorable.

SOLUTION:

Home furnishing decisions can be difficult to make. With this in mind, during Ethan Allen's early history, we were the first to showcase our products in actual room settings. By structuring the stores in this manner, we made shopping and decorating easier for our customers. We work to further that philosophy everyday. Shoppers today have less time than ever, so our stores feature our bestselling items in room vignettes, which are organized in an easy-to-shop floor plan. This floor plan enables our customers to



Hip, fun, and competitively priced: the Ethan Allen Kids collection.

move with ease through our classic and casual houses, discovering which looks suit their needs and personal preferences best. They can also meet with a design consultant who can further guide them through the process. Having such a wide selection of products and design tools so readily at their disposal eliminates the need for them to shop for home furnishings anywhere else. Ethan Allen has everything our customers need to create the home of their dreams, all in one place. This saves them time and increases our profitability.

Two more life-simplifying shopping tools we provide can be used separately or together. The first is an inspirational and informative design book entitled *Ethan Allen Style: Create the Look You Love.* Customers can use it to learn how to achieve the style they want in their home.

The second is our workbook, a catalog of Ethan Allen products. Once they've chosen the look they want, our customers, either alone or with their design consultant, can use the workbook to choose the products that will give their home the style they desire.

Finally, services such as our gift card program, the Ethan Allen Wedding and Gift Registry, and our new online room planner help us to maintain a competitive advantage while providing our customers with even more convenient shopping solutions.



New Country by Ethan Allen sleigh bed

"We remain

challenge:

To provide the kind of service to our customers that encourages a lifelong relationship.

SOLUTION:

Consumers can purchase a sofa or bed anywhere. We, however, offer them more. We offer the opportunity for a strong, productive relationship that's supportive and satisfying for—we hope—years to come. Our customers share their ideas and aspirations with their design consultant; bringing those dreams to life is definitely a team effort. Our design consultants are as well educated about our manufacturing processes and Ethan Allen's financing options as they are about home décor. We provide ongoing training programs to keep our design consultants updated and informed so that they can best serve Ethan Allen's customers.



On-going training keeps our design consultants informed and knowledgeable.

In addition to in-home consultations, our complimentary design service creates a presentation that includes color schemes, a floor plan, products, and information about budgeting assistance.

After an order has been placed, our efficient distribution network moves the items from our warehouses to the retailer where they are meticulously inspected by our delivery personnel. The products are then carefully delivered and set up in the customer's home.


ETHAN ALLEN
style
CREATE THE LOOK YOU LOVE
open air
keys to successful style
the palette

Ethan Allen Style: Create the Look You Love features more than twenty design stories.

on providing the solutions."

challenge:

To help our customers have the furnishings they need today.

SOLUTION:

We offer our customers a wide selection of products and services, and our financing options are an important part of that. We also want to make financing easier, so we took our two existing programs and combined them into one card. Our innovative Ethan Allen Finance Plus Card gives our customers a freedom that many private label cards do not have—multiple payment possibilities.

Ethan Allen customers can choose between our Simple Finance Plan (SFP), with its low APR and fixed monthly payment, or a revolving line of credit, depending on which works best for their budget. It's easy and it allows them to enjoy the furniture they need and want today, just as they do with their automobiles. Periodically, cardholders can also use special financing offers, such as a 2.99% introductory Simple Finance Plan APR.

Today, convenience is key. That's why we remain focused on providing the solutions our customers need. We will continue to add new services to those we already offer and to fine-tune all aspects of our business so that we excel at meeting that objective. With leadership comes responsibility, and helping our customers to live the way they want to is our number one priority.


ETHAN ALLEN
FINANCE PLUS CARD
1234 5678 9012 3456
PREFERRED CUSTOMER

FOR OUR INVESTORS

Visit ethanallen.com to get information about upcoming events and for quarterly updates from the Chairman.

In order to communicate company news faster and more efficiently, we have upgraded the investor relations section of our website.


ethanallen.com - Netscape
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UPCOMING EVENTS
Ethan Allen Interiors Dividend For ETH
10/08/2003
Q1 2004 Ethan Allen Interiors Earnings Release
10/15/2003
Q1 2004 Ethan Allen Interiors Earnings Conference Call
10/15/2003 11:00 AM ET
Ethan Allen Interiors Shareholders Meeting
11/17/2003 09:00 AM ET
Danbury, CT
RECENT EVENTS
Q4 2003 Ethan Allen Interiors Earnings Release
07/31/2003
Q4 2003 Ethan Allen Interiors Earnings Conference Call
07/31/2003 11:00 AM ET
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officers and corporate data

OFFICERS

M. Farooq Kathwari
Chairman of the Board,
President, and
Chief Executive Officer

Pamela A. Banks
General Counsel
and Secretary

Kelly A. Bean
Vice President,
Advertising

Jack DeKorne
Vice President,
Merchandising

Khusro Elley
Vice President,
Retail Financial Services

Charles J. Farfaglia
Vice President,
Human Resources

Don Garrett
Vice President and
General Manager,
Case Goods Manufacturing

Henry Kapteina
Director, Internal Audit

Jeffrey Hoyt
Vice President, Finance

Sandra Lamenza
Vice President,
Marketing Retail Division

Margaret W. Lupton
Director, Investor Relations
and Assistant Secretary

James D. McCreary
Vice President,
Product Sourcing

Peggy McLinden
Vice President,
Store Planning

Jack Moll
General Manager,
Physical Distribution

Nora Murphy
Vice President, Style

Kenneth Musante
Manufacturing Controller

Max A. Sneed
Vice President,
Southeast Case Goods
Manufacturing

Craig Stout
Vice President,
Design and Product
Development

Edward Teplitz
Vice President and
General Manager,
Retail Division

Clifford Thorn
Vice President
and General Manager,
Upholstery Manufacturing

Corey Whitely
Vice President,
Operations

Ann Zaccaria
Group Director,
Business Development
and Real Estate



ETHAN ALLEN BOARD OF DIRECTORS

Top row from left:
William W. Sprague,
Horace G. McDonell,
Clinton A. Clark
Frank G. Wisner.
Bottom row from left:
Farooq Kathwari,
Royce Baker
Kristin Gamble,
Edward H. Meyer

DIRECTORS

M. Farooq Kathwari
Chairman of the Board,
President and
Chief Executive Officer

Clinton A. Clark
President,
Ironwood Equity, Inc.

Kristin Gamble
President,
Flood,
Gamble Associates, Inc.

Horace G. McDonell
Former Chairman
and Chief Executive Officer,
Perkin Elmer Corporation

Edward H. Meyer
Chairman of the Board,
President and
Chief Executive Officer,
Grey Advertising Inc.

William W. Sprague
President,
Crest International Holdings,
LLC

Frank G. Wisner
Vice Chairman,
American International Group

Royce Baker
Honorary Director

CORPORATE DATA

Corporate Headquarters
Ethan Allen Interiors Inc.
Ethan Allen Drive
Danbury, CT 06811
203.743.8000
www.ethanallen.com

Transfer Agent
Computershare Investor
Services, LLC
2 North LaSalle Street
P.O. Box A3504
Chicago, IL 60690-3504
312.360.5196

Independent Certified Public Accountants
KPMG LLP
3001 Summer Street
Stamford, CT 06905
203.356.9800

Stock Exchange Listing
New York Stock Exchange
Ethan Allen Interiors Inc.
Trading Symbol: (ETH)

Investor Relations
203.743.8234
plupton@ethanalleninc.com

Design
Ethan Allen Marketing
Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] **Annual Report Pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended June 30, 2003

or

[ ] **Transition Report Pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file Number 1-11692

Ethan Allen Interiors Inc.
(Exact name of registrant as specified in its charter)

Delaware	06-1275288
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Ethan Allen Drive, Danbury, CT	06811
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (203) 743-8000

Securities registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $.01 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X]Yes [ ]No

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). [X]Yes [ ]No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of Common Stock, par value $.01 per share, held by non-affiliates (based upon the closing sale price on the New York Stock Exchange) on December 31, 2002, (the last day of the Company's most recently completed second fiscal quarter) was approximately $1,298,276,535. As of December 31, 2002 there were 37,773,539 shares of Common Stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: The definitive Proxy Statement for the 2003 Annual Shareholders Meeting is incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

Item 1. Business

Background

Incorporated in Delaware in 1989, Ethan Allen Interiors Inc. (together with its directly and indirectly-owned subsidiaries, "Ethan Allen" or the "Company") is a leading manufacturer and retailer of quality home furnishings and accessories, offering a full complement of home decorating solutions through the country's largest network of home furnishing retail stores. The Company was founded in 1932 and has sold products under the Ethan Allen brand name since 1937.

Mission Statement

The Company's primary business objective is to offer its customers a convenient, full-service, one-stop shopping alternative for their home decorating needs. In order to meet its stated objective, the Company has developed and adheres to a focused and comprehensive business strategy. The elements of this strategy, each of which represent specific home decorating solutions, include (i) the Company's vertically-integrated operating structure, (ii) its products, (iii) its retail store network, (iv) its people, and (v) its numerous customer service offerings.

Operating Segments

The Company's operating segments represent strategic business areas which operate separately but which both offer the Company's complete line of home furnishings through their own distinctive services. The Company's operations are classified into two such segments: wholesale and retail.

The wholesale segment is principally involved in the development of the Ethan Allen brand, which encompasses the design, manufacture, domestic and off-shore sourcing, sale and distribution of a full range of home furnishings to a network of independently-owned and Ethan Allen-owned stores as well as related marketing and brand awareness efforts. Wholesale profitability includes the wholesale gross margin, which is earned on wholesale sales to all retail stores, including Ethan Allen-owned stores.

The retail segment sells home furnishings to consumers through a network of Company-owned stores. Retail profitability includes the retail gross margin, which represents the difference between retail sales price and the cost of goods purchased from the wholesale segment.

While the manner in which the Company's home furnishings are marketed and sold is consistent, the nature of the underlying recorded sales (i.e. wholesale versus retail) and the specific services that each operating segment provides (i.e. wholesale manufacture and distribution versus retail sales) are different. Within the wholesale segment, the Company maintains revenue information according to each respective product line (i.e. case goods, upholstery, or home accessories and other). Sales of case good items include, but are not limited to, beds, dressers, armoires, night tables, dining room chairs and tables, buffets, sideboards, coffee tables, entertainment units, and home offices. Sales of upholstery home furnishing items include sleepers, recliners, chairs, sofas, loveseats, cut fabrics and leather. Skilled craftsmen cut and sew custom-designed upholstery items which are available in a variety of frame and fabric options. Home accessory and other items include window treatments, wall decor, lighting, clocks, wood accents, bedspreads, decorative accessories, area rugs, bedding, and home and garden furnishings.

Revenue information by product line is not readily available within the retail segment as it is not practicable. However, because wholesale production and sales are matched to incoming orders, the Company believes that the allocation of retail sales would be similar to that of the wholesale segment.

The Company evaluates performance of its segments based upon revenues and operating income. Inter-segment eliminations result, primarily, from the wholesale sale of inventory between segments, including the related profit margin. Inter-segment eliminations also include items not allocated to reportable segments.

The Wholesale Segment:

For fiscal years 2003, 2002 and 2001, the wholesale segment recorded net sales of $661.0 million, $660.8 million, and $705.6 million, respectively. A breakdown of wholesale sales by product line for each of the last three fiscal years is provided below:

	Fiscal Year Ended June 30,		
	2003	2002	2001
Case Goods	53%	56%	56%
Upholstered Products	33	31	30
Home Accessories and Other	14	13	14
	100%	100%	100%

The Company has 14 manufacturing facilities which consist of 8 case goods plants (including 3 sawmill operations), 5 upholstery plants and 1 home accent plant, all located in the United States. The Company also sources, domestically and off-shore, selected case goods, upholstery, and home accessory items.

During the third quarter of fiscal 2003, the Company announced a plan to close three of its smaller manufacturing facilities. Closure of these facilities resulted in a headcount reduction totaling approximately 580 employees; 340 employees effective April 21, 2003, and 240 employees throughout the last quarter of fiscal 2003 and the first quarter of fiscal 2004. A pre-tax restructuring and impairment charge of $13.4 million was recorded for costs associated with these plant closings, of which $4.5 million related to employee severance and benefits and other plant exit costs, and $8.9 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities.

In the fourth quarter of fiscal 2002, the Company announced a plan that involved the closure of one of its manufacturing facilities as well as the rough mill operation of a separate facility. Closure of these facilities resulted in a headcount reduction totaling approximately 220 employees; 150 employees effective June 29, 2002, and 70 employees throughout the first quarter of fiscal 2003. A pre-tax restructuring and impairment charge of $5.1 million was recorded for costs associated with these plant closings, of which $2.0 million related to employee severance and benefits and other plant exit costs, and $3.1 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with closed facilities. During the quarter ended March 31, 2003, adjustments totaling $0.2 million were recorded to reverse certain of these previously established accruals, which are no longer required.

In the fourth quarter of fiscal 2001, the Company announced a plan that involved the closure of three of its manufacturing facilities and a headcount reduction totaling approximately 350 employees effective August 6, 2001. A pre-tax restructuring and impairment charge of $6.9 million was recorded for costs associated with these plant closings, of which $3.3 million related to employee severance and benefits and other plant exit costs, and $3.6 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities.

Manufacturing Activities

Ethan Allen is one of the largest manufacturers of home furnishings in the United States. The Company manufactures and/or assembles approximately 75% of its products at 14 manufacturing facilities including 3 sawmill operations, thereby maintaining control over cost, quality and service to its consumers. The case goods facilities are located close to sources of raw materials and skilled craftsmen, predominantly in the Northeast and Southeast regions of the country. Upholstery facilities are located across the country in order to reduce shipping costs to stores and are located at sites where skilled craftsmanship is available. Management believes that continued investment in its manufacturing facilities, combined with appropriate outsourcing, both domestically and abroad, will accommodate future sales growth.

Raw Materials and Other Suppliers

The most important raw materials used by Ethan Allen in furniture manufacturing are lumber, veneers, plywood, hardware, glue, finishing materials, glass, mirrored glass, laminates, fabrics, foam and filling material. The various types of wood used in Ethan Allen's products include cherry, ash, oak, maple, prima vera, mahogany, birch and pine, substantially all of which are purchased domestically.

Fabrics and other raw materials are purchased both domestically and abroad. Ethan Allen has no significant long-term supply contracts, and has experienced no significant problems in supplying its operations. Ethan Allen maintains a number of sources for its raw materials which management believes contribute to its ability to obtain competitive pricing for raw materials. Lumber prices fluctuate over time based on factors such as weather and demand, which, in turn, impact availability. Upward trends in prices could have a short-term impact on margins.

A sufficient inventory of lumber and fabric is usually stocked to maintain adequate levels of production. Management believes that its sources of supply for these materials are sufficient and that it is not dependent on any one supplier.

The Company enters into standard purchase agreements with certain vendors, both domestically and abroad, to source selected case goods, upholstery, and home accessory items. The terms of these arrangements are customary for the industry and do not contain any long-term contractual obligations on behalf of the Company. Ethan Allen believes it maintains good relationships with its vendors.

Distribution and Logistics

Within the wholesale segment, Ethan Allen distributes its products primarily through a national network of 6 owned and 3 leased distribution centers strategically located throughout the United States. These distribution centers hold finished products received from Ethan Allen's manufacturing facilities and domestic and off-shore vendors for shipment to Ethan Allen retail stores or home delivery service centers. Ethan Allen stocks case goods and accessories to provide for quick delivery of in-stock items and to allow for more efficient production runs.

Approximately 30% of all shipments are made to and from the distribution and home delivery service centers by the Company's fleet of trucks and trailers. The remaining shipments are subcontracted to independent carriers. Approximately 83% of the Company's fleet (trucks and trailers) is leased under two to eight-year leases.

Ethan Allen's policy is to sell its products at the same delivered cost to all stores nationwide, regardless of their shipping point. The adoption of this policy has created credibility by offering product at one suggested national retail price. This policy has also discouraged dealers from carrying significant inventory in their own warehouses. As a result, Ethan Allen obtains accurate information regarding sales to better plan production runs and manage inventory levels.

Backlog and Net Orders Booked

As of June 30, 2003, Ethan Allen had a wholesale backlog of $48.0 million, compared to a backlog of $47.5 million as of June 30, 2002. The backlog is anticipated to be serviced in the first quarter of fiscal 2004. Backlog at any point in time is primarily a result of net orders booked in prior periods, manufacturing schedules and the timing of product shipments. Net orders booked at the wholesale level from Ethan Allen stores (including independently-owned and Company-owned stores) for the twelve months ended June 30, 2003 were $659.7 million as compared to $682.1 million for the twelve months ended June 30, 2002. Net orders booked in any period are recorded based on wholesale prices and do not reflect the additional retail margins produced by Company-owned stores.

Advertising

Ethan Allen has developed a highly coordinated, national advertising campaign designed to increase consumer awareness of the breadth of the Company's product and service offerings. Ethan Allen's in-house staff, working with a leading advertising firm, has developed and implemented what the Company believes is the most cohesive national campaign in the home furnishings industry. This campaign is designed to support selected retail events and to increase the flow of traffic into stores.

In support of its national advertising campaign, Ethan Allen routinely utilizes television, direct mail, newspaper, and radio to market its products and services. Ethan Allen believes that its ability to coordinate its advertising efforts for all Ethan Allen stores provides a competitive advantage over other home furnishing manufacturers and retailers.

The Ethan Allen Interiors direct mail magazine, which features the Company's home furnishing collections in lifestyle settings, is one of Ethan Allen's most important marketing tools. Approximately 55 million copies of the magazine were distributed to consumers during the past year. The Company publishes and sells the magazines to its Company-owned and independent dealers, who, with demographic information collected through independent market research, are able to target potential consumers.

Ethan Allen's television advertising and direct mail efforts are supported by strong print campaigns in various markets, and in leading home fashion magazines using advertisements and public relations efforts. The Company coordinates significant advertisements in major newspapers in its major markets. During fiscal 2003, the Company introduced a new publication entitled *Ethan Allen Style - Create the Look You Love*. This hard-cover book, which is complimented by a complete catalogue of the Company's home furnishing collections, helps customers identify their own personal style using Ethan Allen product offerings. The Company believes these publications represent one of the most comprehensive and effective home decorating resources in the home furnishings industry.

Internet

Ethan Allen is located on the worldwide web at www.ethanallen.com. The Company's primary goal for the website is to drive additional business into the retail network through lead generation and information sourcing. Customers may access the Company's website to review home furnishing collections or to purchase selected home accessories. On average, approximately 14,000 daily users logged onto the Ethan Allen website during fiscal 2003.

The Company has also developed an extranet website which links the retail stores with consumer information captured on-line such as customer requests for design assistance and copies of the Company's catalogue. This medium has become the primary source of communications between the Company and its retail network providing a variety of information, including a Company-wide daily news flash, downloads of current advertising materials, proto-type store display floor plans and detailed product information.

The Retail Segment:

For fiscal years 2003, 2002, and 2001, the retail segment recorded net sales of $526.4 million, $459.6 million, and $419.3 million, respectively. For fiscal 2003, net sales for the Company's retail segment represented 58% of the Company's total net sales.

Ethan Allen sells its products through an exclusive network of 309 retail stores. As of June 30, 2003, Ethan Allen owned and operated 119 Company-owned stores (as compared to 103 at the end of the prior fiscal year) and independent dealers owned and operated 190 stores. See Item 2 - Properties for the geographic distribution of all retail store locations. During 2003, the Company acquired 16 stores from independent retailers, opened 3 new stores, and closed 3 stores. In the past five years, Ethan Allen and its independent dealers have opened 78 new stores, a number of them being relocations. Wholesale sales to independent dealers accounted for approximately 41% of total net sales of the Company in fiscal 2003. The ten largest independent dealers own a total of 36 stores, which, based on net orders booked, accounted for approximately 13% of total net sales in fiscal 2003.

Ethan Allen encourages further expansion of the Company-owned retail business by opening new stores, relocating existing stores and, when appropriate, acquiring stores from independent dealers. In addition, the Company continues to promote the development and growth of its independent dealers. Independent dealers are required to enter into license agreements with the Company authorizing the use of certain Ethan Allen service marks and requiring adherence to certain standards of operation, including the exclusive sale of Ethan Allen products. Additionally, dealers are required to enter into warranty service agreements. Ethan Allen is not subject to any territorial or exclusive dealer agreements in the United States.

In October 2001, the Company formed a joint venture with MFI Furniture Group Plc. to open a chain of retail stores in the United Kingdom. The initial phase of the agreement, which calls for the two companies to collaborate on the development of a retail store format that will market their respective retail concepts, involves up to five stores with approximately 8,000 to 15,000 square feet in each. The first of these stores, located in the London suburb of Kingston, opened in May 2002. The second, located in the suburb of Bromley, opened in December 2002. Both have been included as independently-owned stores in compiling the Company's store count as of June 30, 2003.

Products

Ethan Allen's product strategy has been to position its brand as a 'preferred' brand with superior quality and value, offering consumers the convenience of one-stop shopping for their home furnishing needs. The Company's continued focus has been on expanding its reach to a broader consumer base through a larger selection of product lines at attractive price points. During fiscal 2002, the Company introduced the Townhouse collection which, as Ethan Allen's first collection primarily sourced off-shore, received favorable response from consumers and was extremely successful. In fiscal 2003, the Company introduced its Tuscany, Home Office, Leather Expressions and Ethan Allen Kids collections. These product lines, too, are reflective of the Company's continuing efforts to offer well-valued, stylish home furnishings that appeal to a variety of customers and lifestyles.

Management believes that the two most important style categories in home furnishings are the 'Classic' and the 'Casual' product lifestyles. Each home furnishing collection includes case goods, coordinated upholstered products and home accessories, each styled with its own distinct design characteristics. Home accessories play an important role in Ethan Allen's marketing program as they enable the Company to offer the consumer the convenience of one-stop shopping by creating a comprehensive home furnishing solution. Ethan Allen's store interiors are designed for the display of these categories in complete room settings, which utilize the related collections to project the category lifestyle.

Ethan Allen continuously monitors consumer demand through marketing research and communication with its dealers and store design consultants who provide valuable input on consumer trends. As a result, the Company is able to react quickly to changing consumer tastes. For example, 80% of the Company's current complement of collections are new or have been revised since 1995. This is indicative of the Company's ability to adapt to the recent consumer trend toward more casual and eclectic lifestyles while, at the same time, maintaining a classic appeal. The Company also refines and enhances its product lines by adding and redesigning pieces within each collection.

Retail Store Network

Ethan Allen's interior and exterior design is dependent on the store's location and size. Ethan Allen stores are located in busy urban settings as freestanding destination stores or as part of suburban strip malls, depending upon the real estate opportunities in a particular market. While stores range in size from approximately 6,000 square feet to 35,000 square feet, the average size of a store is approximately 15,000 square feet. During fiscal 2004, the Company intends to open, on a test basis, stand-alone Ethan Allen Kids stores in selected locations which will range in size from approximately 2,000 to 4,000 square feet.

Ethan Allen maximizes uniformity of store presentation throughout the retail network through a comprehensive set of operating standards. These operating standards assist each store in presenting the same high quality image and offer retail customers consistent levels of product selection and service. A uniform store image is conveyed through Ethan Allen's ongoing program to model its retail stores with similar and consistent exterior facades and interior layouts. This program is carried out by all stores, including independently-owned stores.

Ethan Allen provides display-planning assistance to all Company-owned stores and independent dealers to support them in updating the interior projection of their stores and to maintain a consistent image. Several years ago, the Company developed a standard interior design format for its retail stores which, through the use of focused lifestyle settings to display its products and information displays throughout the store to educate consumers, has positioned Ethan Allen as a specialist in 'Classic' and 'Casual' lifestyles and decorative accessory retailing.

People

At June 30, 2003, Ethan Allen has approximately 7,000 employees, 5% of which are represented by unions under collective bargaining agreements which expire at various times in 2005. The Company expects no significant changes in its relations with these unions and believes it maintains good relationships with its employees.

The retail network is staffed with a sales force of approximately 3,000 trained design consultants and professionals who provide customers with an effective home decorating solution at no additional charge. Ethan Allen believes this design service provides a distinct competitive advantage over other home furnishing retailers.

Ethan Allen recognizes the importance of its retail store network to its long-term success. Accordingly, the Company has established strong management teams within Company-owned stores and maintains an ongoing relationship with independent dealers. The Company also makes available services to the Ethan Allen stores in support of their marketing efforts, including coordinated national advertising, merchandising and display programs, and extensive training seminars and educational materials. Ethan Allen believes that the development of design consultants, sales managers, service and delivery personnel and dealers is important for the growth of its business. As a result, Ethan Allen has committed to make available a comprehensive training program that will help to develop retail managers/owners, design consultants and service and delivery personnel to their fullest potential.

Customer Service Offerings

Ethan Allen, in an effort to make shopping more convenient and enjoyable for consumers, offers numerous customer service programs. Each has been developed and introduced to consumers in an effort to make their shopping experience easier and more enjoyable.

Gift Card

This program allows customers to purchase, through the Company's website or at any participating retail store, Gift Cards which can be redeemed for any of the Company's products or services.

Wedding Registry

The primary objectives of the Wedding Registry program are to increase customer traffic in Ethan Allen's network of retail stores (and on-line), capture consumers in the early stage of their lifecycle, capitalize on the growing trend for non-traditional registries and promote the Company's complimentary design service. Ethan Allen believes this program further strengthens its competitive advantage by enhancing its current compliment of service offerings with a national gift registry.

On-Line Room Planning

During fiscal 2003, the Company introduced, on its website, an interactive on-line room planning resource which serves to further assist consumers with their home decorating needs. Through the use of this web-based tool, customers can determine which Ethan Allen product offerings best fit their particular needs based on their own individual home floor plan.

Ethan Allen Consumer Credit Programs

Prior to February 2003, the Company offered two separate consumer finance plans: an installment finance plan (also known as "Simple Finance Plan") which provided credit lines from $2,000 to $50,000 with repayment terms of up to seven years and standard (non-promotional) fixed interest rates; and a revolving credit plan that provided revolving credit lines from $1,500 to $25,000 at variable interest rates. Both plans were administered by separate third-party financial institutions which granted financing on a non-recourse basis to the Company.

In February 2003, the Company combined these plans into the EA Finance Plus program. This program continues to offer consumers two financing options, but offers them through the use of one account number. Consumers can choose between the "Simple Finance Plan" which consists of fixed monthly payments ranging from 12 to 60 months at an interest rate of 9.99% per annum and the revolving credit line which carries a variable interest rate currently ranging from 21.00% to 23.75% per annum. Both plans provide credit lines from $1,000 to $50,000. Financing offered through either program is administered by a single third-party financial institution and continues to be granted on a non-recourse basis to the Company. Consumers may apply for an EA Finance Plus card at any participating retail store.

Competition

The home furnishings industry at the retail level is highly competitive and fragmented. Although Ethan Allen is among the ten largest furniture manufacturers, industry estimates indicate that there are over 1,000 manufacturers of all types of furniture in the United States, some of which produce furniture types not manufactured by Ethan Allen. In addition, the number of foreign manufacturers, many of which have substantially lower production costs, including the cost of labor, has increased significantly in recent years. Certain of these domestic and foreign manufacturers, which compete directly with Ethan Allen, may have greater financial and other resources than the Company.

In an effort to remain competitive, the Company has, in recent years, entered into agreements with certain manufacturers, both domestically and abroad, to source selected case goods, upholstery, and home accessory items. Ethan Allen will continue to balance its domestic production with opportunities to source from domestic and foreign manufacturers, as appropriate, in order to maintain its competitive advantage.

In July 2003, a group of U.S. furniture manufacturers announced the filing of an anti-dumping petition with the U.S. Department of Commerce ("DOC") and the U.S. International Trade commission ("ITC") seeking tariff protection on bedroom furniture imported from China. A group of more than 100 Chinese manufacturers have announced that they are organizing to file their response to the DOC and the ITC. The outcome of these petition filings is uncertain.

Ethan Allen sells its products through an exclusive network of Company-owned and independently-owned retail stores. Ethan Allen's objective is to continue to develop and strengthen its retail network by (i) expanding the Company-owned retail business through the opening of new stores, relocation of existing stores and, when appropriate, acquisition of stores from independent dealers, and (ii) obtaining and retaining independent dealers, increasing the volume of such dealers' sales.

The home furnishings industry competes primarily on the basis of product styling and quality, personal service, prompt delivery, product availability and price. Ethan Allen believes that it effectively competes on the basis of each of these factors and that, more specifically, its vertically-integrated operating structure, store format and complimentary design service create a distinct competitive advantage, further supporting the Company's mission of providing consumers with a complete home furnishing solution.

Trademarks

The Company currently holds numerous trademarks, service marks and design patents for the Ethan Allen name, logos and designs in a broad range of classes for both products and services in the United States and in many foreign countries. The Company has additional applications for registration pending both domestically and abroad. Ethan Allen has registered, or has applications pending, for many of its major collection names as well as certain of its slogans utilized in connection with retail sales and other services. Ethan Allen views its trade and service marks as valuable assets and has an ongoing program to diligently monitor and defend against their unauthorized use through appropriate action.

Available Information

The Company makes available, free of charge via its website, all annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information filed with the Securities and Exchange Commission ("SEC"), including amendments to such reports. This information is made available as soon as reasonably practicable after it is electronically filed with, or furnished to, the SEC. The Company's website address is www.ethanallen.com.

Item 2. Properties

The Company's corporate headquarters, located in Danbury, Connecticut, consists of one building containing 144,000 square feet, situated on approximately 17.5 acres of land, all of which is owned by Ethan Allen. Located adjacent to the corporate headquarters is the Inn at Ethan Allen, a hotel and conference center containing 195 guestrooms. This hotel, owned by a wholly-owned subsidiary of Ethan Allen, is used for Ethan Allen functions and in connection with training programs as well as for accommodations for the general public.

Ethan Allen has 14 manufacturing facilities (including 3 sawmill operations) located in 9 states. All of these facilities are owned, with the exception of a leased upholstery plant in California totaling 141,600 square feet. The Company's 14 facilities consist of 8 case goods manufacturing plants (including 3 sawmill operations), totaling 2,795,387 square feet; 5 upholstery furniture plants, totaling 1,230,100 square feet; and 1 plant involved in the manufacture and assembly of Ethan Allen's home accessory products, totaling 295,000 square feet.

In addition, Ethan Allen owns 6 and leases 3 ancillary distribution warehouses, totaling 1,194,870 square feet, and owns 3 and leases 27 retail delivery service centers, totaling 1,111,734 square feet. The Company's manufacturing and distribution facilities are located in North Carolina, Vermont, Pennsylvania, Virginia, New York, Oklahoma, California, New Jersey, Indiana and Maine. The Company's retail service centers are located throughout the United States and serve to support Ethan Allen's various sales districts.

The geographic distribution of the Company's retail store network as of June 30, 2003 is as follows:

	Retail Store Category	
	Company Owned	Independently Owned
United States	112	170
North America-Other (1)	7	3
Asia	-	11
Middle East	-	3
West Indies	-	1
Europe	-	2
Total	119	190

(1) Seven retail stores located in Canada were acquired by the Company during the first quarter of fiscal 2003.

Of the 119 retail stores owned and operated by the Company, 40 of the properties are owned and 79 of the properties are leased from independent third parties. The Company owns an additional 8 retail properties, 7 of which are leased to independent Ethan Allen dealers. The remaining property is leased to an unaffiliated third party.

Ethan Allen's manufacturing facility located in Maiden, North Carolina and the Inn at Ethan Allen located in Danbury, Connecticut, were financed, in part, with industrial revenue bonds. The Beecher Falls, Vermont manufacturing facility was financed, in part, by the State of Vermont Economic Development Authority. Ethan Allen believes that all of its properties are well maintained and in good condition.

Ethan Allen estimates that its manufacturing division is currently operating at approximately 75-80% of capacity. Management believes it has additional capacity at many facilities, which it could utilize with minimal additional capital expenditures.

Item 3. Legal Proceedings

Ethan Allen is a party to various legal actions with customers, employees and others arising in the normal course of its business. Ethan Allen maintains liability insurance, which is deemed to be adequate for its needs and commensurate with other companies in the home furnishings industry. Ethan Allen believes that the final resolution of pending actions (including any potential liability not fully covered by insurance) will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Environmental Matters

The Company is a potentially responsible party ("PRP") for the cleanup of three active sites currently listed or proposed for inclusion on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). The Company believes it has resolved its liability at one of the sites by completing remedial action activities. With regard to the other two sites, the Company does not anticipate incurring significant cost as it believes that it is not a major contributor based on the very small volume of waste generated by the Company in relation to total volume at the site. However, liability under CERCLA may be joint and several. Additionally, the Company has been notified by the State of New York that it may be a PRP in a separate, unrelated matter. However, the extent of any adverse effect on the Company's financial condition, results of operations, or cash flows with respect to this matter cannot be reasonably estimated at this time.

Ethan Allen is subject to other federal, state and local environmental protection laws and regulations and is involved from time to time in investigations and proceedings regarding environmental matters. The Company is regulated under federal, state and local laws and regulations concerning air emissions, water discharges, and management of solid and hazardous wastes. The Company believes that its facilities are in material compliance with all applicable laws and regulations. Regulations issued under the Clean Air Act Amendments of 1990 required the Company to reformulate certain furniture finishes or institute process changes to reduce emissions of volatile organic compounds. These requirements have been implemented via high solids coating technology and alternative formulations. Ethan Allen has implemented a variety of technical and procedural controls, such as reformulating of finishing materials to reduce toxicity, implementation of high velocity low pressure spray systems, development of inspections/audit teams including coating emissions reductions teams at all finishing factories and storm water protection plans and controls, that have reduced emissions per unit of production. In addition, Ethan Allen is currently reclassifying its waste as part of the factory waste minimization programs, developing environmental and job safety hazard analysis programs on the shop floor to reduce emissions and safety risks, and developing an auditing system to control and ensure consistent protocols and procedures are applied. The Company will continue to evaluate the best applicable, cost effective, control technologies for finishing operations and design production methods to reduce the use of hazardous materials in manufacturing processes.

Item 4. Submission of Matters to a Vote of Security Holders

The following matters were submitted to security holders of the Company during the fourth quarter of fiscal 2003:

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the New York Stock Exchange under ticker symbol "ETH". The following table indicates (i) the high and low stock prices as reported on the New York Stock Exchange and (ii) dividends declared by the Company:

	Closing Market Price		Dividends
	High	Low	Declared
Fiscal 2003			
Fourth Quarter	$ 37.54	$ 29.95	$ 0.07
Third Quarter	35.75	27.41	0.06
Second Quarter	38.30	27.99	0.06
First Quarter	36.42	29.02	0.06
Fiscal 2002			
Fourth Quarter	$ 41.80	$ 34.85	$ 0.06
Third Quarter	42.75	36.25	0.04
Second Quarter	41.70	27.10	0.04
First Quarter	38.00	26.65	0.04

As of August 29, 2003, there were approximately 423 shareholders of record of the Company's Common Stock.

On July 29, 2003, the Company declared a $0.10 per common share dividend for all holders of record on October 10, 2003 and a payment date of October 27, 2003. The Company expects to continue to declare quarterly dividends for the foreseeable future.

Equity Compensation Plan Information

The following table sets forth certain information regarding the Company's equity compensation plans as of June 30, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders (1)	3,932,105	$20.10	1,130,153
Equity compensation plans not approved by security holders (2)	-	-	-
Total	3,932,105	$20.10	1,130,153

(1) Amount includes stock options outstanding under the Company's 1992 Stock Option Plan (the "Plan") as well as vested shares of restricted stock and Stock Units which have been provided for under the provisions of the Plan. See Note 11 to the Company's Consolidated Financial Statements for the year ended June 30, 2003.

(2) As of June 30, 2003, the Company does not maintain any equity compensation plans which have not been approved by its shareholders.

Item 6. Selected Financial Data

The following table sets forth summary consolidated financial information of the Company for the years and dates indicated (in thousands, except per share data):

	Fiscal Year Ended June 30,				
	2003	2002	2001	2000	1999
Statement of Operations Data:					
Net sales	$ 907,264	$ 892,288	$ 904,133	$ 856,171	$ 762,233
Cost of sales	457,880	470,975	490,477	455,561	407,234
Selling, general and administrative expenses	315,578	286,290	280,703	253,029	221,237
Restructuring and impairment charge (1)	13,223	5,123	6,906	-	-
Operating income	120,583	129,900	126,047	147,581	133,762
Interest and other (income) expense, net	(609)	(2,344)	(2,056)	811	1,045
Income before income tax expense	121,192	132,244	128,103	146,770	132,717
Income tax expense	45,811	49,988	48,423	56,200	51,429
Net income	$ 75,381	$ 82,256	$ 79,680	$ 90,570	$ 81,288
Per Share Data: (2)					
Net income per basic share	$ 2.00	$ 2.12	$ 2.02	$ 2.25	$ 1.97
Basic weighted average shares outstanding	37,607	38,828	39,390	40,301	41,278
Net income per diluted share	$ 1.95	$ 2.06	$ 1.98	$ 2.20	$ 1.92
Diluted weighted average shares outstanding	38,569	39,942	40,321	41,198	42,287
Cash dividends declared	$ 0.25	$ 0.18	$ 0.16	$ 0.16	$ 0.12
Other Information:					
Depreciation and amortization (3)	$ 21,296	$ 19,314	$ 20,220	$ 16,975	$ 16,344
Capital expenditures, including acquisitions	$ 38,539	$ 73,481	$ 48,238	$ 54,696	$ 47,792
Working capital	$ 225,836	$ 191,473	$ 182,223	$ 127,519	$ 123,580
Current ratio	2.68	2.48	2.69	2.18	2.43
Balance Sheet Data (at end of period):					
Total assets	$ 731,568	$ 688,755	$ 619,118	$ 543,571	$ 480,622
Total debt, including capital lease obligations	$ 10,218	$ 9,321	$ 9,487	$ 17,907	$ 10,676
Shareholders' equity	$ 537,699	$ 511,189	$ 464,783	$ 390,509	$ 350,535
Debt as a percentage of equity	1.9%	1.8%	2.0%	4.6%	3.1%

Footnotes on following page

(1) During the third quarter of fiscal 2003, the Company announced a plan to close three of its smaller manufacturing facilities. Closure of these facilities resulted in a headcount reduction totaling approximately 580 employees; 340 employees effective April 21, 2003, and 240 employees throughout the last quarter of fiscal 2003 and the first quarter of fiscal 2004. A pre-tax restructuring and impairment charge of $13.4 million was recorded for costs associated with these plant closings, of which $4.5 million related to employee severance and benefits and other plant exit costs, and $8.9 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. Substantially all of related payments associated with these plant closure costs will be made by the end of the first quarter of fiscal 2004.

In the fourth quarter of fiscal 2002, the Company announced a plan that involved the closure of one of its manufacturing facilities as well as the rough mill operation of a separate facility. Closure of these facilities resulted in a headcount reduction totaling approximately 220 employees; 150 employees effective June 29, 2002, and 70 employees throughout the first quarter of fiscal 2003. A pre-tax restructuring and impairment charge of $5.1 million was recorded for costs associated with these plant closings, of which $2.0 million related to employee severance and benefits and other plant exit costs, and $3.1 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. During the quarter ended March 31, 2003, adjustments totaling $0.2 million were recorded to reverse certain of these previously established accruals, which are no longer required.

In the fourth quarter of fiscal 2001, the Company announced a plan that involved the closure of three of its manufacturing facilities and a headcount reduction totaling approximately 350 employees effective August 6, 2001. A pre-tax restructuring and impairment charge of $6.9 million was recorded for costs associated with these plant closings, of which $3.3 million related to employee severance and benefits and other plant exit costs, and $3.6 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities.

(2) Amounts have been retroactively adjusted to reflect the three-for-two stock split on May 21, 1999.

(3) As a result of the Company's adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, amortization of goodwill and intangible assets ceased on July 1, 2001. The amount of amortization related to these assets in 2001, 2000 and 1999 was $1.8 million, $1.8 million and $1.7 million, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of results of operations and financial condition is based upon, and should be read in conjunction with, the Consolidated Financial Statements of the Company and notes thereto included under Item 8 of this Report.

Forward-Looking Statements

Management's discussion and analysis of financial condition and results of operations and other sections of this annual report contain forward-looking statements relating to future results of the Company. Such forward-looking statements are identified by use of forward-looking words such as "anticipates", "believes", "plans", "estimates", "expects", and "intends" or words or phrases of similar expression. These forward-looking statements are subject to various assumptions, risks and uncertainties, including, but not limited to, changes in political and economic conditions, demand for the Company's products, acceptance of new products, technology developments affecting the Company's products and to those matters discussed in the Company's filings with the Securities and Exchange Commission. Accordingly, actual results could differ materially from those contemplated by the forward-looking statements.

Critical Accounting Policies

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in the those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect the Company's consolidated financial statements.

Retail Store Acquisitions - The Company accounts for the acquisition of retail stores and related assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, which requires application of the purchase method for all business combinations initiated after June 30, 2001. Accounting for these transactions as purchase business combinations requires the allocation of purchase price paid to the assets acquired and liabilities assumed based on their fair values as of the date of the acquisition. The amount paid in excess of the fair value of net assets acquired is accounted for as goodwill.

Impairment of Long-Lived Assets and Goodwill - The Company periodically evaluates whether events or circumstances have occurred that indicate that long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company on July 1, 2001, goodwill and other intangible assets are to be evaluated for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. The Company conducts its required annual impairment test during the fourth quarter of each fiscal year. The impairment test uses a discounted cash flow model to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry-specific economic conditions that are outside the control of the Company.

Allowance for Doubtful Accounts - The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

Inventories - Inventories (finished goods, work in process and raw materials) are stated at the lower of cost, determined on a first-in, first-out basis, or market. Cost is determined based solely on those charges incurred in the acquisition and production of the related inventory (i.e. material, labor and manufacturing overhead costs). The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Revenue Recognition - Revenue is recognized when all of the following have occurred: persuasive evidence of a sales arrangement exists (e.g. a wholesale purchase order or retail sales invoice); the sales arrangement specifies a fixed or determinable sales price; product is shipped or services are provided to the customer; and collectibility is reasonably assured. This generally occurs upon the shipment of goods to independent dealers or, in the case of Ethan Allen-owned retail stores, upon delivery to the customer. Recorded sales provide for estimated returns and allowances. The Company permits retail customers to return defective products and incorrect shipments for credit against other purchases. Terms offered by the Company are standard for the industry.

Business Insurance Reserves - The Company has insurance programs in place to cover workers' compensation and property/casualty claims. The insurance programs, which are funded through self-insured retention, are subject to various stop-loss limitations. The Company accrues estimated losses using actuarial models and assumptions based on historical loss experience. Although management believes that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate insurance reserves are based on numerous assumptions, some of which are subjective. The Company adjusts insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Other Loss Reserves - The Company has a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires management's estimate and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with the Company's counsel, or other appropriate advisors, and are based on management's current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcome of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

Basis of Presentation

Ethan Allen Interiors Inc. has no material assets other than its ownership of the capital stock of Ethan Allen Inc. and conducts all significant transactions through Ethan Allen Inc.; therefore, substantially all of the financial information presented herein is that of Ethan Allen Inc.

Results of Operations

Ethan Allen's revenues are comprised of (i) wholesale sales to independently-owned and Company-owned retail stores and (ii) retail sales of Company-owned stores. See Note 17 to the Company's Consolidated Financial Statements for the year ended June 30, 2003. The components of consolidated revenues and operating income are as follows (in millions):

	Fiscal Year Ended June 30,		
	2003	2002	2001
Revenue:			
Wholesale segment	$ 661.0	$ 660.8	$ 705.6
Retail segment	526.4	459.6	419.3
Elimination of inter-segment sales	(280.1)	(228.1)	(220.8)
Consolidated Revenue	$ 907.3	$ 892.3	$ 904.1
Operating Income:			
Wholesale segment (1)	$ 109.3	$ 110.1	$ 100.5
Retail segment	14.6	23.1	23.1
Eliminations	(3.3)	(3.3)	2.4
Consolidated Operating Income	$ 120.6	$ 129.9	$ 126.0

(1) The Wholesale segment includes pre-tax restructuring and impairment charges of $13.2 million, $5.1 million and $6.9 million in fiscal years 2003, 2002 and 2001, respectively.

Fiscal 2003 Compared to Fiscal 2002

Consolidated revenue for fiscal 2003 was $907.3 million, an increase of $15.0 million, or 1.7%, from fiscal 2002 consolidated revenue of $892.3 million. The increase was due, primarily, to the continued expansion and strategic re-positioning of the Company's retail segment, partially offset by softer business conditions during the past twelve months caused by a sluggish economy and the unsettled geo-political environment. As a result of these factors, consumer confidence deteriorated and the incoming order rate was adversely impacted.

Total wholesale revenue for fiscal 2003 was $661.0 million as compared to $660.8 million in fiscal 2002, representing a $0.2 million increase. The wholesale segment experienced only marginal growth as a result of the challenges posed by the state of the U.S. economy during the past year and the geo-political concerns leading up to, during, and in the aftermath of, the war with Iraq. Both of these factors served to adversely affect consumer confidence and related spending habits. To a lesser extent, wholesale sales volume was also negatively impacted by one fewer production week in the current fiscal year as compared to the prior year.

Total retail revenue from Ethan Allen-owned stores for fiscal 2003 increased $66.8 million, or 14.5%, to $526.4 million from $459.6 million in the prior year. This increase in retail delivered sales by Ethan Allen-owned stores was attributable to an increase in sales generated by newly-opened or acquired stores of $95.6 million, partially offset by a decrease in comparable store delivered sales of $15.4 million, or 3.5%, and a decrease resulting from closed stores, which generated $13.4 million fewer sales in fiscal 2003 as compared to fiscal 2002. The number of Ethan Allen-owned stores increased to 119 as of June 30, 2003 as compared to 103 as of June 30, 2002. During the last twelve months, the Company acquired 16 stores from independent dealers, opened 3 new stores, and closed 3 stores.

Comparable stores represent newly-opened Company-owned stores that have been operating for at least 15 months. Minimal net sales, derived from the delivery of customer ordered product, are generated during the first three months of operations of newly-opened stores. Stores acquired from dealers are included in comparable store sales in their 13th full month of Ethan Allen-owned operations.

Total booked orders, which include wholesale orders and written business of Ethan Allen-owned retail stores, increased 1.0% from the prior year, reflecting the further expansion and strategic re-positioning of the Company's retail segment, partially offset by softer business conditions caused by the economic and geo-political climate during the period. Year-over-year, wholesale orders decreased 3.3% while Ethan Allen-owned store orders increased 15.4%. Comparable store written business decreased 3.1% over that same period.

Gross profit for fiscal 2003 increased $28.1 million, or 6.7%, to $449.4 million from $421.3 million in fiscal 2002. The increase in gross profit was primarily attributable to (i) a higher percentage of retail sales to total sales (58% in fiscal 2003 compared to 52% in fiscal 2002) and (ii) lower costs associated with sales returns and allowances and certain raw materials. Gross profit for the year was also positively impacted, to a lesser extent, by higher margins attributable to the off-shore sourcing of selected product lines. These favorable variances were partially offset by increased costs associated with excess capacity at our manufacturing facilities and lower wholesale sales volume. Consolidated gross margin increased to 49.5% for the year ended June 30, 2003 from 47.2% in the prior year. Overall, the gross margin was positively impacted as a result of the factors identified previously.

The Company recorded pre-tax restructuring and impairment charges of $13.4 million and $5.1 million in the third quarter of fiscal 2003 and the fourth quarter of fiscal 2002, respectively, relating to the consolidation of certain manufacturing facilities. The fiscal 2003 consolidation plan involved the closure of three smaller manufacturing facilities. Closure of these facilities resulted in a headcount reduction totaling approximately 580 employees; 340 employees effective April 21, 2003, and 240 employees throughout the last quarter of fiscal 2003 and the first quarter of fiscal 2004. The fiscal 2002 consolidation plan involved the closure of one manufacturing facility as well as the rough mill operation of a separate facility. Closure of these facilities resulted in a headcount reduction totaling approximately 220 employees; 150 employees effective June 29, 2002, and 70 employees throughout the first quarter of fiscal 2003. The closing costs recorded in both periods relate to employee severance and benefits, the write-down of long-lived assets such as real estate and machinery and equipment, and other plant exit costs. Adjustments totaling $0.2 million were recorded during the year to reverse certain other restructuring accruals established in connection with the fiscal 2002 consolidation plan which are no longer required.

Including restructuring and impairment charges of $13.2 million and $5.1 million in fiscal 2003 and 2002, respectively, operating expenses increased to $328.8 million, or 36.2% of net sales, for the year ended June 30, 2003 from $291.4 million, or 32.7% of net sales, for the year ended June 30, 2002. This increase is primarily attributable to further expansion of the retail segment and the higher percentage of retail sales to total sales experienced in 2003. The addition of 16 net new Company-owned stores since June 2002 has resulted in higher costs associated with design consultant salaries, occupancy, delivery and warehousing, administrative salaries and advertising. To a lesser extent, operating expenses also increased as a result of the aforementioned restructuring and impairment charges. These increases were partially offset by lower selling, general and administrative costs within the wholesale segment as a result of a continued Company-wide focus on cost containment and lower wholesale sales volume.

Including restructuring and impairment charges of $13.2 million and $5.1 million in fiscal 2003 and 2002, respectively, operating income was $120.6 million, or 13.3% of net sales, for the year ended June 30, 2003 compared to $129.9 million, or 14.6% of net sales, for the year ended June 30, 2002. This represents a decrease of $9.3 million, or 7.2%, which is primarily attributable to increased operating expenses resulting from the continued expansion of the retail segment and the aforementioned restructuring and impairment charges, partially offset by a higher gross margin and lower selling, general and administrative expenses at the wholesale level.

Including restructuring and impairment charges of $13.2 million and $5.1 million in fiscal 2003 and 2002, respectively, total wholesale operating income was $109.3 million, or 16.5% of wholesale net sales, for the year ended June 30, 2003 compared to $110.1 million, or 16.7% of wholesale net sales, for the year ended June 30, 2002. The decrease of $0.8 million, or 0.7%, is primarily attributable to the aforementioned restructuring and impairment charges, increased costs associated with excess capacity at our manufacturing facilities and a decline in wholesale sales volume, partially offset by a decrease in selling, general and administrative expenses and lower costs associated with sales returns and allowances and certain raw materials.

Operating income for the retail segment decreased $8.5 million, or 37%, to $14.6 million, or 2.8% of net retail sales, for fiscal 2003, as compared to $23.1 million, or 5.0% of net retail sales, in the prior fiscal year. The decrease in retail operating income generated by Ethan Allen-owned stores is primarily attributable to higher operating expenses related to the addition of 16 net new stores since June 2002, a 3.5% decline in comparable store sales, and reduced sales volume resulting from closed stores, partially offset by increased sales volume associated with new stores.

Interest and other miscellaneous income decreased $1.7 million to $1.3 million in fiscal 2003 from $3.0 million in fiscal 2002. The decrease is due, primarily, to (i) the Company's share of current year losses incurred in connection with its United Kingdom joint venture with MFI Furniture Group Plc., (ii) higher gains recorded in the prior year in connection with the sale of real estate, and (iii) a decrease in interest income as a result of a decline in interest rates during the period.

Income tax expense totaled $45.8 million for the year ended June 30, 2003 as compared to $50.0 million for the year ended June 30, 2002. The Company's effective tax rate was 37.8% in both periods.

For fiscal 2003, the Company recorded net income of $75.4 million, a decrease of 8.4%, as compared to $82.3 million in fiscal 2002. Earnings per diluted share for fiscal year 2003 amounted to $1.95, a decrease of $0.11 per diluted share, or 5.3%, from $2.06 per diluted share in the prior year.

Fiscal 2002 Compared to Fiscal 2001

Consolidated revenue for fiscal 2002 was $892.3 million, a decrease of $11.8 million, or 1.3%, from fiscal 2001 consolidated revenue of $904.1 million. The decrease in revenues was the result of a general decline in consumer spending throughout most of the year, partially offset by a selective price increase effective April 2001 and the continued expansion of the retail segment.

Total wholesale revenue for fiscal year 2002 was $660.8 million as compared to $705.6 million in fiscal 2001. This represents a decrease of $44.8 million, or 6.4%, from fiscal 2001. The decrease in wholesale revenue was due, primarily, to softening demand as a result of a general decline in consumer spending during the last twelve months and, to a lesser extent, one less production day in the current fiscal year as compared to the prior year.

Total retail revenue from Ethan Allen-owned stores for fiscal 2002 increased by $40.3 million, or 9.6%, to $459.6 million from $419.3 million in the prior year. The increase in retail delivered sales by Ethan Allen-owned stores was comprised of a $9.5 million, or 2.4%, decrease in comparable store sales, an increase in sales generated by newly-opened or acquired stores of $57.6 million, and a decrease resulting from sold and closed stores, which generated $7.8 million fewer sales in fiscal 2002 compared to fiscal 2001. The number of Ethan Allen-owned stores increased to 103 as of June 30, 2002 as compared to 84 as of June 30, 2001. During the last twelve months, the Company acquired 20 stores from independent dealers, sold 1 to an independent dealer, opened 1 new store, and closed 1 store. Of the stores acquired during fiscal 2002, 6 stores were purchased from Mr. Edward Teplitz, who subsequently joined the Company as Vice President of Finance (see Part II, Item 5 of the Form 10-Q filed on November 15, 2001). In August 2002, Mr. Teplitz was named Chief Financial Officer of the Company. He currently serves as Vice President and General Manager of the Company's Retail division, a role he assumed in May 2003.

Total booked orders, which include wholesale orders and written business of Ethan Allen-owned retail stores, increased 2.0% from the prior year, reflecting further expansion of the Company's retail segment, offset by softening wholesale demand and a general decline in consumer spending. Year-over-year, wholesale orders decreased 1.0% while Ethan Allen-owned store orders increased 13.6%. Comparable store written business remained flat, increasing by only 0.2%, over that same period.

Gross profit for fiscal 2002 increased $7.6 million, or 1.8%, to $421.3 million from $413.7 million in fiscal 2001. The increase in gross profit was primarily attributable to (i) a higher percentage of retail sales to total sales (52% in fiscal 2002 compared to 46% in fiscal 2001), (ii) lower manufacturing costs resulting from favorable pricing of raw materials, (iii) efficiencies gained as a result of plant shutdowns undertaken in fiscal 2001 and (iv) the impact of a selective price increase effective April 2001. These factors were partially offset by lower wholesale sales volume. Consolidated gross margin increased to 47.2% for the year ended June 30, 2002 from 45.8% in the prior year. Overall, the gross margin was positively impacted as a result of the factors identified previously, offset partially by sales volume associated with products sold at lower margins.

The Company recorded pre-tax restructuring and impairment charges of $5.1 million and $6.9 million in the fourth quarter of fiscal 2002 and 2001, respectively, relating to the consolidation of certain manufacturing facilities. The fiscal 2002 consolidation plan involved the closure of one manufacturing facility as well as the rough mill operation of a separate facility. Closure of these facilities resulted in a headcount reduction totaling approximately 220 employees; 150 employees effective June 29, 2002, and 70 employees throughout the first quarter of fiscal 2003. In fiscal 2001, the Company announced the closure of three of its manufacturing facilities and a headcount reduction totaling approximately 350 employees effective August 6, 2001. The closing costs recorded in both periods relate to employee severance and benefits, the write-down of long-lived assets such as real estate and machinery and equipment, and other plant exit costs.

Including restructuring and impairment charges of $5.1 million and $6.9 million in fiscal 2002 and 2001, respectively, operating expenses increased to $291.4 million, or 32.7% of net sales, for the year ended June 30, 2002 from $287.6 million, or 31.8% of net sales, for the year ended June 30, 2001. This increase is primarily attributable to further expansion of the retail segment and the higher percentage of retail sales to total sales experienced in 2002. The addition of 19 net new Company-owned stores since June 2001 has resulted in higher costs associated with delivery and warehousing, occupancy, advertising, health care and design consultant salaries. These increases were partially offset by a decrease in distribution costs resulting from a decline in the volume of wholesale shipments.

Including restructuring and impairment charges of $5.1 million and $6.9 million in fiscal 2002 and 2001, respectively, operating income was $129.9 million, or 14.6% of net sales, for the year ended June 30, 2002 compared to $126.0 million, or 13.9% of net sales, for the year ended June 30, 2001. This represents an increase of $3.9 million, or 3.1%, which is primarily attributable to the higher gross margin noted above, partially offset by increased operating expenses resulting from the continued expansion of the retail segment.

Including restructuring and impairment charges of $5.1 million and $6.9 million in fiscal 2002 and 2001, respectively, total wholesale operating income was $110.1 million, or 16.7% of wholesale net sales, for the year ended June 30, 2002 compared to $100.5 million, or 14.2% of wholesale net sales, for the year ended June 30, 2001. Wholesale operating income increased $9.6 million, or 9.6%, in fiscal year 2002 due, primarily, to (i) lower manufacturing costs resulting from favorable pricing of raw materials, (ii) efficiencies gained from plant shutdowns undertaken in fiscal 2001 and (iii) the impact of a selective price increase effective April 2001, partially offset by lower wholesale sales volume and one less production day in the current fiscal year as compared to the prior year.

Operating income for the retail segment remained relatively unchanged at $23.1 million, representing 5.0% and 5.5% of net retail sales in fiscal years 2002 and 2001, respectively. The level of retail operating income generated by Company-owned stores is primarily attributable to higher operating expenses related to the addition of 19 net new stores, a 2.4% decline in comparable store sales, and reduced sales volume resulting from closed stores, offset by increased sales volume associated with new stores.

Interest and other miscellaneous income of $3.0 million in fiscal 2002 increased $0.2 million from $2.8 million in fiscal 2001 due, primarily, to an increase in interest income associated with the Company's investment portfolio.

Interest expense, including the amortization of deferred financing costs, decreased $0.2 million to $0.6 million in fiscal 2002 compared to $0.8 million in fiscal 2001 due to a decline in the Company's outstanding borrowings.

Income tax expense totaled $50.0 million for the year ended June 30, 2002 as compared to $48.4 million for the year ended June 30, 2001. The Company's effective tax rate was 37.8% in both periods.

For fiscal 2002, the Company recorded net income of $82.3 million, an increase of 3.3%, compared to $79.7 million in fiscal 2001. Earnings per diluted share for fiscal 2002 amounted to $2.06, an increase of $0.08 per diluted share, or 4.0%, from $1.98 per diluted share in the prior year.

Financial Condition and Liquidity

The Company's principal sources of liquidity are cash flow from operations and borrowing capacity under a revolving credit facility. Net cash provided by operating activities totaled $100.5 million for fiscal 2003 as compared to $125.3 million in fiscal 2002 and $87.6 million in fiscal 2001. The current year-over-year decrease of $24.8 million in net cash provided by operating activities was principally the result of (i) inventory levels which, net of inventories totaling $10.1 million acquired in the purchase of retail stores, increased $14.0 million during the year, representing a $30.6 million variance from the decrease in inventory noted in the prior year, (ii) an increase in prepaid expenses and other current assets ($7.3 million), and (iii) a decrease in net income ($6.9 million). These unfavorable variances were partially offset by (i) an increase in cash collected on outstanding accounts receivable ($8.3 million), (ii) increased restructuring and impairment charges ($6.3 million), and (iii) increase in the Company's net deferred tax liability ($4.6 million).

The increase in inventory levels since June 2002 is the result of several factors, including (i) increased stock position in off-shore sourced product lines, including build-up associated with the introduction of both the Tuscany collection in Spring 2003 and the Ethan Allen Kids collection in early Summer 2003, (ii) an increase in the number of Company-owned retail stores, and (iii) overall softer business conditions experienced during the period.

During fiscal 2003, capital spending, exclusive of acquisitions, totaled $27.2 million as compared to $31.1 million and $38.5 million in fiscal 2002 and 2001, respectively. The current level of capital spending is principally attributable to (i) new store development and renovation (ii) manufacturing expansion within certain facilities, and (iii) technology improvements. Capital expenditures in fiscal 2004, exclusive of acquisitions, are anticipated to be approximately $45.0 million. In addition, the Company expects to incur expenditures for retail and other acquisitions totaling $5.0 million during the year. The Company anticipates that cash from operations will be sufficient to fund such capital expenditures and acquisitions.

Net cash used in financing activities totaled $61.1 million in fiscal 2003 as compared to $29.3 million in fiscal 2002 and $15.0 million in fiscal 2001. The current year-over-year increase of $31.8 million in net cash used in financing activities was the result of an increase in payments to acquire treasury stock ($26.0 million), the repayment of debt ($3.4 million), and an increase in dividends paid ($2.9 million). Total debt outstanding at June 30, 2003 was $10.2 million. At June 30, 2003 there were no revolving loans outstanding and $19.4 million of trade and standby letters of credit outstanding under the credit facility. The Company had $105.6 million available under its revolving credit facility at June 30, 2003.

In June 2002, Standard & Poor's ("S&P") raised its corporate and senior unsecured credit ratings on Ethan Allen to "A-" from "BBB+". S&P citied the Company's solid business position and operating performance, both stemming from a well-known brand name, the effectiveness of its distribution through the Ethan Allen retail store network, a strong product portfolio, efficient manufacturing and low-cost position, as the primary factors considered in arriving at the rating change.

The Company has been authorized by its Board of Directors to repurchase its common stock from time to time, either directly or through agents, in the open market at prices and on terms satisfactory to the Company. The Company also retires shares of unvested restricted stock and, prior to June 30, 2002, repurchased shares of common stock from terminated or retiring employee's accounts in the Ethan Allen Retirement Savings Plan. All of the Company's common stock repurchases and retirements are recorded as treasury stock and result in a reduction of shareholders' equity. During fiscal years 2003, 2002 and 2001 the Company repurchased and/or retired the following shares of its common stock:

	2003(1)	2002(1)	2001(2)
Common shares repurchased	1,457,000	1,059,226	61,006
Cost to repurchase common shares	$43,503,500	$31,865,423	$1,069,587
Average price per share	$29.86	$30.08	$17.53

(1) The cost to repurchase shares in fiscal years 2003 and 2002 reflects $7,197,165 in common stock repurchases with a June 2002 trade date and a July 2002 settlement date.

(2) Includes the repurchase of 28,000 shares at $.01 per share previously issued under the Company's Restricted Stock Award Plan. Excluding the effect of these repurchases, the average price per share was $32.40.

The Company funded its purchases through cash from operations and, in 2001, through revolver loan borrowings under its existing credit facility. As of June 30, 2003, the Company had a remaining Board authorization to purchase 1.3 million shares.

As of June 30, 2003, aggregate scheduled maturities of long-term debt, including capital lease obligations, for each of the next five fiscal years are $1.0 million, $4.7 million, $0.2 million, $0.1 million and $0.1 million, respectively. Management believes that its cash flow from operations, together with its other available sources of liquidity, will be adequate to make all required payments of principal and interest on its debt, to permit anticipated capital expenditures and to fund working capital and other cash requirements. As of June 30, 2003, the Company had working capital of $225.8 million and a current ratio of 2.68 to 1.

The following table summarizes the timing of cash payments related to the Company's outstanding contractual obligations (in thousands):

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	$ 9,998	$ 844	$ 4,883	$ 78	$ 4,193
Capital lease obligations	220	152	68	-	-
Operating lease obligations	151,726	23,680	41,694	33,893	52,459
Purchase obligations (1)	-	-	-	-	-
Other long-term liabilities reflected on balance sheet	-	-	-	-	-
Total contractual obligations	$ 161,944	$ 24,676	$ 46,645	$ 33,971	$ 56,652

(1) The Company is not a party to any significant long-term supply contracts with respect to lumber, fabric or other raw materials used in production. Further, the Company refrains from entering into long-term purchase commitments with vendors utilized in the ordinary course of business.

Further discussion of the Company's contractual obligations associated with long-term debt and leases can be found in Note 7 and Note 8, respectively, to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements and Other Commitments, Contingencies and Contractual Obligations

Except as indicated below, the Company does not utilize or employ any off-balance sheet arrangements in operating its business. As such, the Company does not maintain any (i) retained or contingent interests, (ii) derivative instruments, or (iii) variable interests which could serve as a source of potential risk to its future liquidity, capital resources and results of operations.

The Company, or its wholly-owned subsidiaries, may, from time to time in the ordinary course of business, provide guarantees on behalf of selected affiliated entities or become contractually obligated to perform in accordance with the terms and conditions of certain business agreements. The nature and extent of these guarantees and obligations varies based on the underlying relationship of the benefiting party to the Company and the business purpose for which the guarantee or obligation is being provided. Details of those arrangements for which the Company, or any of its wholly-owned subsidiaries, act as guarantor or obligor are provided below.

Dealer-Related Guarantees

As part of the Company's expansion strategy for the Ethan Allen retail store network, selected independent dealers are provided, on rare occasion, with financial guarantees relating to leases in connection with certain store locations. As of June 30, 2003, one such guarantee exists. This guarantee, which has been provided by Ethan Allen Inc. on behalf of an independent dealer, has a remaining term of fifteen months, which generally represents the remaining contractual terms of the underlying lease agreement (subject to certain term limitations). The Company is obligated to act under such guarantee in the event of default by the respective dealer (lessee). The maximum potential amount of future payments (undiscounted) that the Company could be required to make under this guarantee is limited to the amount of the remaining contractual lease payments (subject to certain term limitations) and, as such, is not an estimate of future cash flows. As of June 30, 2003, the amount of remaining contractual lease payments guaranteed by the Company was approximately $0.4 million. The Company maintains specific recourse rights related to this dealer arrangement that would enable recovery of any amount paid under this guarantee. Management expects, based on the underlying creditworthiness of the guaranteed party, this guarantee will expire without requiring funding by the Company. Accordingly, as of June 30, 2003, the carrying amount of the liability related to such guarantee is zero.

In addition, Ethan Allen Inc. has obligated itself, on behalf of one of its independent dealers, with respect to a $1.3 million credit facility (the "Credit Facility"). This obligation requires the Company, in the event of the dealer's default under the Credit Facility, to repurchase the dealer's inventory, applying such purchase price to the dealer's outstanding indebtedness under the Credit Facility. The Company's obligation remains in effect for as long as the Credit Facility is in existence. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under this obligation is limited to the amount outstanding under the Credit Facility at the time of default (subject to pre-determined lending limits based on the value of the underlying inventory) and, as such, is not an estimate of future cash flows. No specific recourse or collateral provisions exist that would enable recovery of any portion of amounts paid under this obligation, except to the extent that the Company maintains the right to take title to the repurchased inventory. Management anticipates that the repurchased inventory could subsequently be sold through the Company's retail store network. As of June 30, 2003, the amount outstanding under the Credit Facility totaled approximately $0.8 million, of which $0.5 million was in the form of a revolving credit line. Management expects, based on the underlying creditworthiness of the respective dealer, this obligation will expire without requiring funding by the Company. Accordingly, as of June 30, 2003, the carrying amount of the liability related to such obligation is zero.

Indemnification Agreement

In connection with the Company's joint venture arrangement with United Kingdom-based MFI Industries Plc., Ethan Allen Inc. has entered into a tax cross-indemnification agreement with the joint venture partner. The indemnification agreement stipulates that both parties agree to pay fifty percent of the amount of any tax liability arising as a result of (i) an adverse tax judgment or (ii) the imposition of additional taxes against either partner, and attributable to the operations of the joint venture. The indemnification agreement is effective until such time that the joint venture is terminated. At the present time, management anticipates that the joint venture will continue to operate for the foreseeable future.

The maximum potential amount of future payments (undiscounted) that the Company could be required to make under this indemnification agreement is indeterminable as no such tax liability currently exists. Further, the nature, extent and magnitude of any such tax liability arising in the future as a result of an adverse tax judgment or change in applicable tax law cannot be estimated with any reasonable certainty. It should be further noted that no recourse or collateral provisions exist that would enable recovery of any portion of amounts paid under this indemnification agreement. Management expects, based on its current understanding of the applicable tax laws and the existing legal structure of the joint venture, subject to future changes in applicable laws and regulations, this cross-indemnity agreement will expire without requiring funding by the Company. Accordingly, as of June 30, 2003, the carrying amount of the liability related to this indemnification agreement is zero.

Residual Value Guarantees

In connection with its distribution activities, the Company has entered into operating lease agreements for certain trucks and trailers within its fleet. For a portion of these vehicles, the Company has guaranteed the related residual values upon completion of the contractual lease terms. The remaining terms of such guarantees range from one to two years, and generally represent the remaining contractual terms of the underlying lease agreements. The Company is obligated to act under such guarantees in the event that the fair value of the vehicles at the end of the lease term is less than the guaranteed residual value. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under these guarantees is limited to the guaranteed residual value for each respective vehicle subject to such guarantee and, as such, is not an estimate of future cash flows. As of June 30, 2003, the Company's maximum potential exposure related to residual value guarantees was approximately $0.5 million. While no specific recourse or collateral provisions exist that would enable recovery of any portion of amounts paid under these guarantees, all payments made by the Company related to such guarantees are computed net of the proceeds received by the lessor upon sale of the underlying assets. Management, based on historical experience and the present condition of its fleet, expects these guarantees will expire without requiring funding by the Company. Accordingly, as of June 30, 2003, the carrying amount of the liability related to such guarantees is zero.

Product Warranties

The Company's products, including its case goods, upholstery and home accents, generally carry explicit product warranties that extend from three to five years and are provided based on terms that are generally accepted in the industry. All of the Company's independent dealers are required to enter into, and perform in accordance with the terms and conditions of, a warranty service agreement. The Company records provisions for estimated warranty and other related costs at time of sale based on historical warranty loss experience and makes periodic adjustments to those provisions to reflect actual experience. On rare occasion, certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. In certain cases, a material warranty issue may arise which is beyond the scope of the Company's historical experience. The Company provides for such warranty issues as they become known and estimable. It is reasonably possible that, from time to time, additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience. As of June 30, 2003, the Company's product warranty liability totaled $0.8 million and, for the twelve-month period then ended, no settlements (in cash or in-kind) had been made.

Impact of Inflation

The Company does not believe that inflation has had a material impact on its profitability during the last three fiscal years. In the past, the Company has generally been able to increase prices to offset increases in operating costs and effectively manage its working capital.

Income Taxes

At June 30, 2003, the Company has approximately $6.9 million of net operating loss carryovers ("NOLs") for federal income tax purposes. The Recapitalization in 1993 triggered an "ownership change" of the Company, as defined in Section 382 of the Internal Revenue Code of 1986, as amended, resulting in an annual limitation on the utilization of the NOLs by the Company of approximately $3.9 million.

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This standard amends certain financial accounting and reporting requirements for derivative instruments and hedging activities as prescribed in SFAS No. 133 and other accounting pronouncements. The adoption of FASB No. 149, effective July 1, 2003, did not have a material effect on the Company's consolidated financial statements.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, was issued by the FASB in May 2003 and establishes standards on how certain financial instruments with characteristics of both liabilities and equity are classified and measured. This standard was adopted by the Company on July 1, 2003. Management does not expect that the adoption of SFAS No. 150 will have a significant impact on the Company's consolidated financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer", to provide guidance as to how customers should account for cash consideration received from a vendor. EITF 02-16 presumes that cash received from a vendor represents a reduction of the prices of the vendor's products or services, unless the cash received represents a payment for assets or services provided to the vendor or a reimbursement of costs incurred by the customer to sell the vendor's products. The provisions of EITF 02-16 apply to all agreements entered into or modified after December 31, 2002. The provisions of EITF 02-16 did not have a material impact on the Company's consolidated financial statements during the six months ended June 30, 2003 and, at this time, the Company does not believe the adoption of EITF 02-16 will have a material effect on its future financial position, results of operations or cash flow.

In May 2003, the EITF reached a consensus on Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease", to clarify the requirements on identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, *Accounting for Leases*. The consensus is to be applied prospectively to arrangements agreed to, modified, or acquired in business combinations in fiscal periods beginning after May 28, 2003 (July 1, 2003 in the case of the Company). Accordingly, the impact of EITF 01-08 on the Company's results of operations and financial position is dependent upon the terms contained in contracts entered into after such date. At this time, the Company does not believe the adoption of EITF 01-08 will have a material effect on its financial position, results of operations or cash flow.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company is exposed to interest rate risk primarily through its borrowing activities. The Company's policy has been to utilize United States dollar denominated borrowings to fund its working capital and investment needs. Short-term debt, if required, is used to meet working capital requirements and long-term debt is generally used to finance long-term investments. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements. At June 30, 2003, the Company had $1.0 million of short-term debt outstanding and $9.2 million of total long-term debt outstanding.

The Company has one debt instrument outstanding with a variable interest rate. This debt instrument has a principal balance of $4.6 million and matures in 2004. Based on the principal outstanding in 2003, a one-percentage point increase in the variable interest rate would not have had a significant impact on the Company's 2003 interest expense.

Currently, the Company does not enter into financial instrument transactions for trading or other speculative purposes or to manage interest rate exposure.

Item 8. Financial Statements and Supplementary Data

The Company's Consolidated Financial Statements and Supplementary Data are listed under Part IV, Item 15, of this Report.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Ethan Allen Interiors Inc.:

We have audited the accompanying consolidated balance sheets of Ethan Allen Interiors Inc. and Subsidiary (the "Company") as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2003. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the index under Item 15. The consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ethan Allen Interiors Inc. and Subsidiary as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Stamford, Connecticut
July 31, 2003

ETHAN ALLEN INTERIORS INC. AND SUBSIDIARY
Consolidated Balance Sheets
June 30, 2003 and 2002
(In thousands, except share data)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 81,856	$ 75,688
Accounts receivable, less allowance for doubtful accounts of $1,490 at June 30, 2003 and $2,019 at June 30, 2002	26,439	32,845
Inventories, net (note 4)	198,212	174,147
Prepaid expenses and other current assets	30,779	20,576
Deferred income taxes (note 12)	22,976	17,345
Total current assets	360,262	320,601
Property, plant and equipment, net (note 5)	289,423	293,626
Intangible assets, net (notes 3 and 6)	78,939	69,708
Other assets	2,944	4,820
Total assets	$ 731,568	$ 688,755
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt and capital lease obligations (notes 7 and 8)	$ 996	$ 107
Customer deposits	55,939	42,966
Accounts payable	25,375	38,027
Accrued compensation and benefits	29,308	30,190
Accrued expenses and other current liabilities	22,808	17,838
Total current liabilities	134,426	129,128
Long-term debt (note 7)	9,222	9,214
Other long-term liabilities	2,682	2,066
Deferred income taxes (note 12)	47,539	37,158
Total liabilities	193,869	177,566
Shareholders' equity (notes 9, 10 and 11):		
Class A common stock, par value $.01, 150,000,000 shares authorized, 45,449,086 shares issued at June 30, 2003 and 45,252,880 shares issued at June 30, 2002	454	453
Preferred stock, par value $.01, 1,055,000 shares authorized, no shares issued and outstanding at June 30, 2003 and 2002	-	-
Additional paid-in capital	281,140	277,694
	281,594	278,147
Less:		
Treasury stock (at cost), 8,251,510 shares at June 30, 2003 and 6,794,510 shares at June 30, 2002	(204,931)	(161,428)
Retained earnings	460,456	394,470
Accumulated other comprehensive income	580	-
Total shareholders' equity	537,699	511,189
Total liabilities and shareholders' equity	$ 731,568	$ 688,755

See accompanying notes to consolidated financial statements.

ETHAN ALLEN INTERIORS INC. AND SUBSIDIARY
Consolidated Statements of Operations
For the years ended June 30, 2003, 2002 and 2001
(In thousands, except per share data)

	2003	2002	2001
Net sales	$907,264	$892,288	$904,133
Cost of sales	457,880	470,975	490,477
Gross profit	449,384	421,313	413,656
Operating expenses:			
Selling	178,608	163,122	160,394
General and administrative	136,970	123,168	120,309
Restructuring and impairment charge (note 2)	13,223	5,123	6,906
Total operating expenses	328,801	291,413	287,609
Operating income	120,583	129,900	126,047
Interest and other miscellaneous income, net	1,254	2,984	2,814
Interest and other related financing costs	645	640	758
Income before income taxes	121,192	132,244	128,103
Income tax expense (note 12)	45,811	49,988	48,423
Net income	$ 75,381	$ 82,256	$ 79,680
Per share data (notes 9 and 10):			
Net income per basic share	$ 2.00	$ 2.12	$ 2.02
Basic weighted average common shares	37,607	38,828	39,390
Net income per diluted share	$ 1.95	$ 2.06	$ 1.98
Diluted weighted average common shares	38,569	39,942	40,321
Dividends declared per common share	$ 0.25	$ 0.18	$ 0.16

See accompanying notes to consolidated financial statements.

ETHAN ALLEN INTERIORS INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
For the years ended June 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Operating activities:			
Net income	$ 75,381	$ 82,256	$ 79,680
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,296	19,314	20,220
Restructuring and impairment charge	10,400	4,134	6,356
Compensation expense (benefit) related to restricted stock award	(335)	140	552
Provision (benefit) for deferred income taxes	4,750	189	(3,339)
Other non-cash expense (income)	308	(1,103)	(2,289)
Change in assets and liabilities, net of the effects of acquired and divested businesses:			
Accounts receivable	5,891	(2,390)	1,334
Inventories	(13,970)	16,641	(18,964)
Prepaid and other current assets	(7,771)	(481)	(1,665)
Other assets	238	2,246	(1,528)
Customer deposits	8,066	7,176	(6,732)
Income taxes and accounts payable	(6,130)	(4,074)	5,760
Accrued expenses	2,266	1,921	7,083
Other liabilities	90	(646)	1,119
Net cash provided by operating activities	100,480	125,323	87,587
Investing activities:			
Proceeds from the disposal of property, plant and equipment	5,040	4,873	9,214
Capital expenditures	(27,207)	(31,078)	(38,516)
Acquisitions	(11,332)	(42,403)	(9,722)
Other	262	143	532
Net cash used in investing activities	(33,237)	(68,465)	(38,492)
Financing activities:			
Borrowings on revolving credit facility	-	-	1,500
Payments on revolving credit facility	-	-	(9,500)
Other payments on long-term debt and capital leases	(3,528)	(166)	(420)
Payments to acquire treasury stock	(50,700)	(24,668)	(1,069)
Net proceeds from issuance of common stock	2,219	1,753	759
Dividends paid	(9,066)	(6,201)	(6,277)
Net cash used in financing activities	(61,075)	(29,282)	(15,007)
Net increase in cash and cash equivalents	6,168	27,576	34,088
Cash and cash equivalents - beginning of year	75,688	48,112	14,024
Cash and cash equivalents - end of year	$ 81,856	$ 75,688	$ 48,112
Supplemental disclosure:			
Cash payments for:			
Income taxes	$ 44,596	$ 44,815	$ 50,365
Interest	508	522	618

See accompanying notes to consolidated financial statements.

ETHAN ALLEN INTERIORS INC. AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity
For the years ended June 30, 2003, 2002 and 2001
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at June 30, 2000	$ 451	$272,710	$(128,493)	$ -	$245,841	$390,509
Issuance of 56,662 shares of common stock upon the exercise of stock options and restricted stock award compensation (notes 9 and 11)	-	1,311	-	-	-	1,311
Purchase of 61,006 shares of treasury stock (note 9)	-	-	(1,069)	-	-	(1,069)
Tax benefit associated with exercise of employee stock options and warrants	-	624	-	-	-	624
Dividends declared on common stock	-	-	-	-	(6,272)	(6,272)
Net income	-	-	-	-	79,680	76,680
Balance at June 30, 2001	451	274,645	(129,562)	-	319,249	464,783
Issuance of 114,834 shares of common stock upon the exercise of stock options and restricted stock award compensation (notes 9 and 11)	2	1,891	-	-	-	1,893
Purchase of 1,059,226 shares of treasury stock (note 9)	-	-	(31,866)	-	-	(31,866)
Tax benefit associated with exercise of employee stock options and warrants	-	1,021	-	-	-	1,021
Dividends declared on common stock	-	-	-	-	(7,035)	(7,035)
Charge for early vesting of stock options	-	137	-	-	-	137
Net income	-	-	-	-	82,256	82,256
Balance at June 30, 2002	453	277,694	(161,428)	-	394,470	511,189
Issuance of 196,206 shares of common stock upon the exercise of stock options and restricted stock award compensation (notes 9 and 11)	1	1,883	-	-	-	1,884
Purchase of 1,457,000 shares of treasury stock (note 9)	-	-	(43,503)	-	-	(43,503)
Tax benefit associated with exercise of employee stock options and warrants	-	1,536	-	-	-	1,536
Dividends declared on common stock	-	-	-	-	(9,395)	(9,395)
Charge for early vesting of stock options	-	27	-	-	-	27
Other comprehensive income	-	-	-	580	-	580
Net income	-	-	-	-	75,381	75,381
Total comprehensive income						75,961
Balance at June 30, 2003	$ 454	$281,140	$(204,931)	$ 580	$460,456	$537,699

See accompanying notes to consolidated financial statements

(1) Summary of Significant Accounting Policies

Basis of Presentation

Ethan Allen Interiors Inc. (the "Company") is a Delaware corporation incorporated on May 25, 1989. The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Ethan Allen Inc. ("Ethan Allen") and Ethan Allen's subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements. All of Ethan Allen's capital stock is owned by the Company. The Company has no other assets or operating results other than those associated with its investment in Ethan Allen.

Nature of Operations

The Company, through its wholly-owned subsidiary, is a leading manufacturer and retailer of quality home furnishings and accessories, selling a full range of products through an exclusive network of 309 retail stores, of which 119 are Ethan Allen-owned and 190 are independently-owned. Nearly all of the Company's retail stores are located in the United States, with the remaining stores located in Canada. The majority of the independently-owned stores are also located in the United States, with the remaining stores located throughout Asia, the Middle East, Canada, Mexico, Europe and the West Indies. Ethan Allen has 14 manufacturing facilities including 3 sawmill operations, located throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior years' financial statements in order to conform to the current year's presentation. These changes did not have a material impact on previously reported results of operations or shareholders' equity.

Cash Equivalents

The Company considers all highly liquid cash investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is determined based solely on those charges incurred in the acquisition and production of the related inventory (i.e. material, labor and manufacturing overhead costs).

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets on a straight-line basis. Estimated useful lives of the respective assets typically range from twenty to forty years for buildings and improvements and from three to twenty years for machinery and equipment. Leasehold improvements are depreciated based on the underlying lease term, or the asset's estimated useful life, whichever is shorter.

Retail Store Acquisitions

The Company accounts for the acquisition of retail stores and related assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, which requires application of the purchase method for all business combinations initiated after June 30, 2001. Accounting for these transactions as purchase business combinations requires the allocation of purchase price paid to the assets acquired and liabilities assumed based on their fair values as of the date of the acquisition. The amount paid in excess of the fair value of net assets acquired is accounted for as goodwill.

Intangible Assets

The Company's intangible assets are comprised, primarily, of goodwill, which represents the excess of cost over the fair value of net assets acquired, product technology, and trademarks. On July 1, 2001, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. In re-assessing the useful lives of its goodwill and other intangible assets upon adoption of the standard, the Company determined these assets to have indefinite useful lives. Accordingly, amortization of these assets ceased on that date. Prior to July 1, 2001, these assets were amortized on a straight-line basis over forty years.

Statement 142 requires that the Company annually perform an impairment analysis to assess the recoverability of the recorded balance of goodwill and other intangible assets. The Company conducts its required annual impairment test during the fourth quarter of each fiscal year. The provisions of the Statement indicate that the impairment test should be conducted more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit (as defined) below its carrying value. In addition, the Company performed an initial impairment analysis upon adoption of the standard. No impairment losses have been recorded on the Company's intangible assets as a result of the adoption of Statement 142.

Financial Instruments

The carrying value of the Company's financial instruments approximates fair value.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

Revenue is recognized when all of the following have occurred: persuasive evidence of a sales arrangement exists (e.g. a wholesale purchase order or retail sales invoice); the sales arrangement specifies a fixed or determinable sales price; product is shipped or services are provided to the customer; and collectibility is reasonably assured. This generally occurs upon the shipment of goods to independent dealers or, in the case of Ethan Allen-owned retail stores, upon delivery to the customer.

Shipping and Handling Costs

Ethan Allen's policy is to sell its products at the same delivered cost to all retailers nationwide, regardless of their shipping point. Costs incurred to deliver finished goods to the consumer are expensed and recorded in selling, general and administrative expenses. Shipping and handling costs were $67.6 million, $60.4 million, and $59.8 million for fiscal years 2003, 2002, and 2001, respectively.

Advertising Costs

Advertising costs are expensed when first aired or distributed. Advertising costs for the fiscal years 2003, 2002 and 2001, were $42.8 million, $44.2 million, and $45.9 million, respectively. Prepaid advertising costs at June 30, 2003 and 2002 were $5.4 million and $4.2 million, respectively.

Earnings Per Share

The Company computes basic earnings per share by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if all potentially dilutive common shares were exercised.

Stock Compensation

The Company's 1992 Stock Option Plan (the "Plan") is accounted for in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, which employs the intrinsic value method of measuring compensation cost. Accordingly, compensation expense is not recognized for fixed stock options if the exercise price of the option equals the fair value of the underlying stock at the grant date. For certain stock-based awards, where the exercise price is equal to zero, the fair value of the award, measured at the grant, is amortized to compensation expense on a straight-line basis over the vesting period. In addition, other stock-based award programs provided for under the Plan may also result in the recognition of compensation expense (benefit) to the extent they are deemed to be variable (as that term is defined in APB No. 25) in nature.

SFAS No. 123, *Accounting for Stock-Based Compensation*, encourages recognition of the fair value of all stock-based awards on the date of grant as expense over the vesting period. However, as permitted by SFAS No. 123, the Company continues to apply the intrinsic value-based method of accounting prescribed by APB Opinion No. 25 and discloses certain pro-forma amounts as if the fair value approach of SFAS No. 123 had been applied.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this standard amends the disclosure requirements of SFAS No. 123 by requiring more prominent pro-forma disclosures in both the annual and interim financial statements, which are included in the following table. See Note 11 for a further discussion of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of SFAS No. 123 had been applied to all outstanding and unvested awards in each period. The Company employs the Black-Scholes option-pricing model in estimating the fair value of stock options granted.

	Fiscal Year Ended June 30,		
	2003	2002	2001
Net income as reported	$ 75,381	$ 82,256	$ 79,680
Add: Stock-based employee compensation expense (benefit) included in reported net income, net of related tax effects	(208)	87	343
Deduct: Stock-based employee compensation expense determined under the fair-value based method for all awards granted since July 1, 1995, net of related tax effects	(2,612)	(1,640)	(2,536)
Pro forma net income	$ 72,561	$ 80,703	$ 77,487
Earnings per share:			
Basic - as reported	$ 2.00	$ 2.12	$ 2.02
Basic - pro forma	$ 1.93	$ 2.08	$ 1.97
Diluted - as reported	$ 1.95	$ 2.06	$ 1.98
Diluted - pro forma	$ 1.90	$ 2.02	$ 1.93

Foreign Currency Translation

The functional currency of each Company-owned foreign retail location is the respective local currency. Assets and liabilities are translated into United States dollars using the current period-end exchange rate and income and expense amounts are translated using the average exchange rate for the period in which the transaction occurred. Resulting translation adjustments are reported as a component of accumulated other comprehensive income within shareholders' equity.

Derivative Instruments

The Company adopted SFAS No. 133, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, and SFAS No. 138, which later amended Statement 133, in fiscal year 2001. Upon review of its current contracts, the Company has determined that it has no derivative instruments as defined under these standards.

New Accounting Standards

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This standard amends certain financial accounting and reporting requirements for derivative instruments and hedging activities as prescribed in SFAS No. 133 and other accounting pronouncements. The adoption of Statement 149, effective June 30, 2003, did not have a material effect on the Company's consolidated financial statements.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, was issued by the FASB in May 2003 and establishes standards on how certain financial instruments with characteristics of both liabilities and equity are classified and measured. This standard was adopted by the Company on July 1, 2003. Management does not expect that the adoption of SFAS No. 150 will have a significant impact on the Company's consolidated financial statements.

In November 2002, the Emerging Issues task Force ("EITF") of the FASB reached a consensus on Issue No. 02-16, "Accounting for Consideration Received from a Vendor by a Customer", to provide guidance as to how customers should account for cash consideration received from a vendor. EITF 02-16 presumes that cash received from a vendor represents a reduction of the prices of the vendor's products or services, unless the cash received represents a payment for assets or services provided to the vendor or a reimbursement of costs incurred by the customer to sell the vendor's products. The provisions of EITF 02-16 apply to all agreements entered into or modified after December 31, 2002. The provisions of EITF 02-16 did not have a material impact on the Company's consolidated financial statements during the six months ended June 30, 2003 and, at this time, the Company does not believe the adoption of EITF 02-16 will have a material effect on its future financial position, results of operations or cash flow.

In May 2003, the EITF reached a consensus on Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease", to clarify the requirements on identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, *Accounting for Leases*. The consensus is to be applied prospectively to arrangements agreed to, modified, or acquired in business combinations in fiscal periods beginning after May 28, 2003 (July 1, 2003 *in the case of the Company*). Accordingly, the impact of EITF 01-08 on the Company's results of operations and financial position is dependent upon the terms contained in contracts entered into after such date. At this time, the Company does not believe the adoption of EITF 01-08 will have a material effect on its financial position, results of operations or cash flow.

(2) Restructuring and Impairment Charge

In recent years, the Company has developed, announced and executed plans to consolidate its manufacturing operations as part of an overall strategy to maximize production efficiencies and maintain its competitive advantage.

During the third quarter of fiscal 2003, the Company announced a plan to close three of its smaller manufacturing facilities. Closure of these facilities resulted in a headcount reduction totaling approximately 580 employees; 340 employees effective April 21, 2003, and 240 employees throughout the last quarter of fiscal 2003 and the first quarter of fiscal 2004. A pre-tax restructuring and impairment charge of $13.4 million was recorded for costs associated with these plant closings, of which $4.5 million related to employee severance and benefits and other plant exit costs, and $8.9 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. Substantially all of related payments associated with these plant closure costs will be made by the end of the first quarter of fiscal 2004.

In the fourth quarter of fiscal 2002, the Company announced a plan that involved the closure of one of its manufacturing facilities as well as the rough mill operation of a separate facility. Closure of these facilities resulted in a headcount reduction totaling approximately 220 employees; 150 employees effective June 29, 2002, and 70 employees. throughout the first quarter of fiscal 2003. A pre-tax restructuring and impairment charge of $5.1 million was recorded for costs associated with these plant closings, of which $2.0 million related to employee severance and benefits and other plant exit costs, and $3.1 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities. During the quarter ended March 31, 2003, adjustments totaling $0.2 million were recorded to reverse certain of these previously established accruals, which are no longer required.

In the fourth quarter of fiscal 2001, the Company announced a plan that involved the closure of three of its manufacturing facilities and a headcount reduction totaling approximately 350 employees effective August 6, 2001. A pre-tax restructuring and impairment charge of $6.9 million was recorded for costs associated with these plant closings, of which $3.3 million related to employee severance and benefits and other plant exit costs, and $3.6 million related to fixed asset impairment charges, primarily for real property and machinery and equipment associated with the closed facilities.

As of June 30, 2003, restructuring reserves totaling $1.6 million were included in the Consolidated Balance Sheet as an accrued expense within current liabilities. In addition, total impairment charges of $15.6 million ($8.9 million, $3.1 million and $3.6 million in 2003, 2002 and 2001 respectively) were recorded to reduce certain property, plant and equipment to net realizable value.

Activity in the Company's restructuring reserves is summarized as follows (in thousands):

Fiscal 2003 Restructuring

	Original Charges	Cash Payments	Non-cash Utilized	Total
Employee severance and other related payroll and benefit costs	$ 4,339	$(2,823)	$ -	$ 1,516
Plant exit costs and other	150	(150)	-	-
Long-lived asset impairment	8,884	-	(8,884)	-
Balance as of June 30, 2003	$13,373	$(2,973)	$(8,884)	$ 1,516

Fiscal 2002 Restructuring

	Original Charges	Cash Payments	Non-cash Utilized	Total
Employee severance and other related payroll and benefit costs	$ 1,847	$(1,757)	$ (90) (a)	$ -
Plant exit costs and other	171	(38)	(60) (a)	73
Long-lived asset impairment	3,105	-	(3,105)	-
Balance as of June 30, 2003	$ 5,123	$(1,795)	$(3,255)	$ 73

(a) Amounts represent the reversal of certain previously established accruals which are no longer required.

Fiscal 2001 Restructuring

	Original Charges	Cash Payments	Non-cash Utilized	Total
Employee severance and other related payroll and benefit costs	$ 2,974	$(2,916)	$ (58)	$ -
Plant exit costs and other	332	(295)	(34)	3
Long-lived asset impairment	3,600	-	(3,600)	-
Balance as of June 30, 2003	$ 6,906	$(3,211)	$(3,692)	$ 3

(3) **Business Acquisitions**

During fiscal 2003, the Company acquired, in four separate transactions, sixteen Ethan Allen retail stores from independent dealers for total cash consideration of approximately $11.3 million. As a result of these acquisitions, the Company (i) recorded additional inventory of $10.1 million and other assets of $4.5 million, and (ii) assumed customer deposits of $4.9 million, third-party debt of $4.3 million and other liabilities of $2.9 million. As of June 30, 2003, $3.4 million of the third-party debt had been fully repaid by the Company. Goodwill associated with these acquisitions totaled $8.9 million and represents the premium paid to the sellers related to the acquired book of business (i.e. market presence) and other fair value adjustments to the assets acquired and liabilities assumed. Further discussion of the Company's intangible assets can be found in Note 6.

A summary of the Company's allocation of purchase price in each of the last three fiscal years is provided below (in thousands):

	Fiscal Year Ended June 30,		
	2003	2002	2001
Nature of acquisition	16 stores	20 stores	1 store; 1 plant
Cash consideration	$ 11,332	$ 42,403	$ 9,722
Assets acquired and liabilities assumed:			
Inventory	10,095	15,381	266
PP&E and other assets	4,489	19,974	9,876
Customer deposits	(4,907)	(7,927)	(154)
Third-party debt	(4,300)	-	-
A/P and other liabilities	(2,938)	(447)	(448)
Goodwill	$ 8,893	$ 15,422	$ 182

(4) **Inventories**

Inventories at June 30 are summarized as follows (in thousands):

	2003	2002
Finished goods	$147,704	$123,906
Work in process	15,333	15,418
Raw materials	35,175	34,823
	$198,212	$174,147

Inventories are presented net of a related valuation allowance of $4.7 million and $4.5 million at June 30, 2003 and 2002, respectively.

(5) **Property, Plant and Equipment**

Property, plant and equipment at June 30 are summarized as follows (in thousands):

	2003	2002
Land and improvements	$ 53,058	$ 54,771
Buildings and improvements	236,313	230,089
Machinery and equipment	150,251	152,860
	439,622	437,720
Less: accumulated depreciation	(150,199)	(144,094)
	$289,423	$293,626

(6) **Intangible Assets**

On July 1, 2001, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. As of June 30, 2003, the Company had goodwill, including product technology, (net of accumulated amortization) of $59.2 million and other identifiable intangible assets (net of accumulated amortization) of $19.7 million. Comparable balances as of June 30, 2002 were $50.0 million and $19.7 million, respectively.

Goodwill in the wholesale and retail segments was $27.5 million and $31.7 million, respectively, at June 30, 2003 and $27.5 million and $22.5 million, respectively, at June 30, 2002.

The wholesale segment, at both dates, includes additional intangible assets of $19.7 million. These assets consist of Ethan Allen trade names, which were formerly being amortized over 40 years. The Company has re-assessed the useful lives of goodwill and other intangible assets and both were determined to have indefinite useful lives. As such, amortization of these assets ceased on July 1, 2001. No impairment losses have been recorded on these intangible assets as a result of the adoption of Statement 142.

The following table reconciles the Company's reported net income and earnings per share with pro forma balances from previous periods adjusted to exclude goodwill amortization, which is no longer required under Statement 142. Fiscal 2003 and 2002 net income and earnings per share are presented for comparative purposes only (in thousands, except per share data):

	Fiscal Year Ended June 30,		
	2003	2002	2001
Net Income:			
Reported net income	$75,381	$82,256	$79,680
Add back: Goodwill amortization, after-tax	-	-	694
Add back: Intangible asset amortization, after-tax	-	-	439
Adjusted net income	$75,381	$82,256	$80,813
Basic Earnings per Share:			
Reported earnings per share	$ 2.00	$ 2.12	$ 2.02
Goodwill amortization	-	-	0.02
Intangible asset amortization	-	-	0.01
Adjusted basic earnings per share	$ 2.00	$ 2.12	$ 2.05
Diluted Earnings per Share:			
Reported earnings per share	$ 1.95	$ 2.06	$ 1.98
Goodwill amortization	-	-	0.02
Intangible asset amortization	-	-	0.01
Adjusted diluted earnings per share	$ 1.95	$ 2.06	$ 2.01

(7) Borrowings

Total debt obligations at June 30 consist of the following (in thousands):

	2003	2002
Industrial revenue bonds	$ 8,455	$ 8,455
Other debt and capital lease obligations	1,763	866
Total debt	10,218	9,321
Less: current maturities and short-term capital lease obligations	996	107
Long-term debt	$ 9,222	$ 9,214

The Company has a $125.0 million unsecured Revolving Credit Facility (the "Credit Agreement") with J. P. Morgan Chase & Co. as administrative agent and Fleet Bank, NA and Wachovia Bank, NA as co-documentation agents. The Credit Agreement includes sub-facilities for trade and standby letters of credit of $25.0 million and swingline loans of $3.0 million. Revolving loans under the Credit Agreement bear interest at J. P. Morgan Chase & Co.'s Alternative Base Rate, or adjusted LIBOR plus 0.625%, and is subject to adjustment arising from changes in the credit rating of Ethan Allen's senior unsecured debt. The Credit Agreement provides for the payment of a commitment fee equal to 0.15% per annum on the average daily, unused amount of the revolving credit commitment. The Company is also required to pay a fee equal to 0.75% per annum on the average daily letters of credit outstanding. At June 30, 2003 there were no revolving loans outstanding and $19.4 million of trade and standby letters of credit outstanding under the Credit Agreement.

Remaining available borrowing capacity under the Credit Agreement was $105.6 million at June 30, 2003. For fiscal years ended June 30, 2003, 2002 and 2001 the weighted-average interest rates were 4.49%, 4.45%, and 5.55%, respectively. The Credit Agreement matures in August 2004 and there are no minimum repayments required during the term of the facility. The revolving loans may be borrowed, repaid and reborrowed over the term of the facility until final maturity.

The Credit Agreement also contains various covenants which limit the ability of the Company and its subsidiaries to: incur debt; engage in mergers and consolidations; make restricted payments; sell certain assets; make investments; and issue stock. The Company is also required to meet certain financial covenants including consolidated net worth, fixed charge coverage and leverage ratios. As of June 30, 2003, the Company had satisfactorily complied with all covenants related to the Credit Agreement.

The majority of the Company's debt is related to industrial revenue bonds which were issued to finance (i) the construction of its Maiden, North Carolina manufacturing facility, and (ii) capital improvements at the Inn at Ethan Allen, which is adjacent to the Company's corporate headquarters in Danbury, Connecticut. The bonds related to the Maiden, North Carolina facility bear interest at a floating rate and have a remaining maturity of 15 months. The rate on these bonds did not exceed 2.1% during 2003. The bonds related to the Inn at Ethan Allen bear interest at a fixed rate of 7.5% and have a remaining maturity of 8 years.

The Company has loan commitments in the aggregate amount of approximately $0.8 million related to the modernization of its Beecher Falls, Vermont manufacturing facility. Loans made pursuant to these commitments bear interest at fixed rates ranging from 3.0% to 5.5% and have remaining maturities of 3 to 24 years. The loans have a first and second lien in respect of equipment financed by such loans and a first and second mortgage interest in respect of the building, the construction of which was financed by such loans.

As mentioned in Note 3, the Company assumed $4.3 million in third-party debt in connection with its acquisition of 16 retail stores during fiscal 2003. This debt was in the form of a line of credit, a mortgage on an existing retail store location and, to a lesser extent, obligations under certain capital leases. As of June 30, 2003, $3.4 million of this amount had been fully repaid. Of the remaining outstanding amount, $0.8 million relates to the aforementioned mortgage which bears interest at a fixed rate of 7.5% and matures in December 2003.

Aggregate scheduled maturities of long-term debt for each of the five fiscal years subsequent to June 30, 2003, and thereafter are as follows (in thousands):

Fiscal Year Ended June 30:

2004	$ 996
2005	4,713
2006	239
2007	38
2008	40
Subsequent to 2008	4,192
Total debt payments	$ 10,218

(8) Leases

Ethan Allen leases real property and equipment under various operating lease agreements expiring through 2027. Leases covering retail store locations and equipment may require, in addition to stated minimums, contingent rentals based on retail sales and equipment usage. Generally, the leases provide for renewal for various periods at stipulated rates.

Future minimum payments by year, and in the aggregate, under non-cancelable operating leases consisted of the following at June 30, 2003 (in thousands):

Fiscal Year Ended June 30:

2004	$ 23,680
2005	22,111
2006	19,583
2007	17,983
2008	15,910
Subsequent to 2008	52,459
Total minimum lease payments	$ 151,726

The above amounts will be offset in the aggregate by minimum future rentals from subleases of $30.8 million.

Total rent expense for each of the past three fiscal years ended June 30 was as follows (in thousands):

	2003	2002	2001
Basic rentals under operating leases	$ 25,824	$ 21,890	$ 18,496
Contingent rentals under operating leases	691	729	895
	26,515	22,619	19,391
Less: sublease rent	2,251	3,307	3,084
Total rent expense	$ 24,264	$ 19,312	$ 16,307

(9) **Shareholders' Equity**

The Company's authorized capital stock consists of (a) 150,000,000 shares of Common Stock, par value $.01 per share, (b) 600,000 shares of Class B Common Stock, par value $.01 per share, and (c) 1,055,000 shares of Preferred Stock, par value $.01 per share, of which (i) 30,000 shares have been designated Series A Redeemable Convertible Preferred Stock, (ii) 30,000 shares have been designated Series B Redeemable Convertible Preferred Stock, (iii) 155,010 shares have been designated as Series C Junior Participating Preferred Stock, and (iv) the remaining 839,990 shares may be designated by the Board of Directors with such rights and preferences as they determine (all such preferred stock, collectively, the "Preferred Stock"). Shares of Class B Common Stock are convertible to shares of the Company's Common Stock upon the occurrence of certain events or other specified conditions being met. As of June 30, 2003 and 2002, there were no shares of Preferred Stock or Class B Common Stock issued or outstanding.

The Company has been authorized by its Board of Directors to repurchase its common stock from time to time, either directly or through agents, in the open market at prices and on terms satisfactory to the Company. The Company also retires shares of unvested restricted stock and, prior to June 30, 2002, repurchased shares of common stock from terminated or retiring employee's accounts in the Ethan Allen Retirement Savings Plan. All of the Company's common stock repurchases and retirements are recorded as treasury stock and result in a reduction of shareholders' equity. During fiscal years 2003, 2002 and 2001 the Company repurchased and/or retired the following shares of its common stock:

	2003(1)	2002(1)	2001(2)
Common shares repurchased	1,457,000	1,059,226	61,006
Cost to repurchase common shares	$43,503,500	$31,865,423	$1,069,587
Average price per share	$29.86	$30.08	$17.53

(1) The cost to repurchase shares in fiscal years 2003 and 2002 reflects $7,197,165 in common stock repurchases with a June 2002 trade date and a July 2002 settlement date.

(2) Includes the repurchase of 28,000 shares at $.01 per share previously issued under the Company's Restricted Stock Award Plan. Excluding the effect of these repurchases, the average price per share was $32.40.

The Company funded its purchases through cash from operations and, in 2001, through revolver loan borrowings under the Credit Agreement. As of June 30, 2003, the Company had a remaining Board authorization to purchase 1.3 million shares.

On May 20, 1996, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one Right for each outstanding share of common stock as of July 10, 1996. Each Right entitles its holder, under certain circumstances, to purchase one one-hundredth of a share of the Company's Series C Junior Participating Preferred Stock at a price of $41.67 on a post split basis. The Rights may not be exercised until 10 days after a person or group acquires 15% or more of the Company's common stock, or 15 days after the commencement or the announcement of the intent to commence a tender offer, which, if consummated, would result in a 15% or more ownership of the Company's common stock. Until then, separate Rights certificates will not be issued, nor will the Rights be traded separately from the stock.

Should an acquirer become the beneficial owner of 15% of the Company's common stock, and under certain additional circumstances, the Company's stockholders (other than the acquirer) would have the right to receive in lieu of the Series C Junior Participating Preferred Stock, a number of shares of the Company's common stock, or in stock of the surviving enterprise if the Company is acquired, having a market value equal to two times the purchase price per share. The Rights will expire on May 31, 2006, unless redeemed prior to that date. The redemption price is $0.01 per Right. The Board of Directors may redeem the Rights at its option any time prior to the announcement that a person or group has acquired 15% or more of the Company's common stock.

(10) Earnings per Share

The following table sets forth the calculation of weighted average shares for the fiscal years ended June 30 (in thousands):

	2003	2002	2001
Weighted average common shares outstanding for basic calculation	37,607	38,828	39,390
Add: Dilutive effect of stock options and warrants	962	1,114	931
Weighted average common shares outstanding, adjusted for diluted calculation	38,569	39,942	40,321

In 2003 and 2002, stock options to purchase 71,781 and 67,825 shares, respectively, had exercise prices that exceeded the average market price for each corresponding period. These options have been excluded from the respective diluted earnings per share calculation as their impact is anti-dilutive. No such anti-dilutive stock options existed in 2001.

(11) Employee Stock Plans

The Company has 6,320,139 shares of Common Stock reserved for issuance pursuant to the following stock-based compensation plans:

1992 Stock Option Plan

The 1992 Stock Option Plan (the "Plan") provides for the grant of non-compensatory stock options to eligible employees and non-employee directors. Stock options granted under the Plan are non-qualified under Section 422 of the Internal Revenue code and allow for the purchase of shares of the Company's Common Stock. The Plan also provides for the issuance of stock appreciation rights ("SARs") on issued options, however, no SARs have been issued as of June 30, 2003. The awarding of such options is determined by the Compensation Committee of the Board of Directors after consideration of recommendations proposed by the Chief Executive Officer. Options awarded are exercisable at the market value of the Company's Common Stock at the date of grant and vest ratably over a four-year period for awards to employees and a two-year period for awards to independent directors.

Mr. Kathwari, the Company's President and Chief Executive Officer, entered into a new employment agreement with the Company dated August 1, 2002 (the "2002 Employment Agreement"). This agreement was effective as of July 1, 2002 and served to supercede all terms and conditions set forth in his previous employment agreement dated July 1, 1997, which expired on June 30, 2002 (the "1997 Employment Agreement"). Pursuant to the terms of the 2002 Employment Agreement, Mr. Kathwari was awarded, during fiscal 2003, options to purchase 600,000 shares of the Company's Common Stock. These options were issued at an exercise price of $31.02 per share (the price of a share of the Company's Common Stock on the New York Stock Exchange as of such date) and vest ratably over a three-year period. In addition, he is also entitled to receive another 400,000 options in fiscal 2004 (which vest ratably over a two-year period) and 200,000 options in fiscal 2005 (which vest over a one-year period).

The maximum number of shares of Common Stock reserved for issuance under the 1992 Stock Option Plan is 5,490,597 shares.

In connection with the 1992 Stock Option Plan, the following two stock award plans have also been established:

Restricted Stock Award

Under the terms of the 1997 Employment Agreement, Mr. Kathwari was granted, as of July 1, 1994 and for each successive year through July 1, 1998, an annual award of 30,000 shares of restricted stock, with vesting based on the performance of the Company's stock price during the three-year period subsequent to grant as compared to the Standard and Poor's 500 index. Under the discretion of the Compensation Committee, Mr. Kathwari was deemed vested in 92,000 shares as of June 30, 2002.

In connection with the 2002 Employment Agreement, Mr. Kathwari is entitled to receive, as of August 1, 2002 and for each successive year through August 1, 2004, an annual award of 10,500 shares of restricted stock, with vesting based on the performance of the Company's stock price during the three-year period subsequent to grant as compared to the Standard and Poor's 500 index. As of June 30, 2003, Mr. Kathwari has not been deemed vested in any of these shares.

Stock Unit Award

In accordance with the provisions of the 1997 Employment Agreement, the Company established, during fiscal 1998, a book account for Mr. Kathwari, which was credited with 21,000 Stock Units as of July 1 of each year, commencing July 1, 1997, for a total of up to 105,000 Stock Units, over the initial five-year term of the 1997 Employment Agreement, with an additional 21,000 Stock Units to be credited in connection with each of the two optional one-year extensions. Following the termination of his employment, Mr. Kathwari will receive shares of Common Stock equal to the number of Stock Units credited to the account. In connection with the establishment of the 2002 Employment Agreement, Mr. Kathwari was deemed to have earned 126,000 of the Stock Units contemplated under the performance provisions of the 1997 Employment Agreement.

Incentive Stock Option Plan

In 1991, pursuant to the Incentive Stock Option Plan, the Company granted to members of management options to purchase 829,542 shares of Common Stock at an exercise price of $5.50 per share. These options vested ratably over a five-year period.

Stock option activity during fiscal years 2003, 2002 and 2001 was as follows:

	Number of Shares	
	92 Stock Option Plan	Incentive Options
Options Outstanding - June 30, 2000	3,383,590	14,000
Granted in 2001	35,225	-
Exercised in 2001	(67,882)	(6,000)
Canceled in 2001	(55,658)	-
Options Outstanding - June 30, 2001	3,295,275	8,000
Granted in 2002	94,625	-
Exercised in 2002	(106,846)	(8,000)
Canceled in 2002	(16,073)	-
Options Outstanding - June 30, 2002	3,266,981	-
Granted in 2003	694,800	-
Exercised in 2003	(187,896)	
Canceled in 2003	(59,780)	-
Options Outstanding - June 30, 2003	3,714,105	-

The following table summarizes the stock awards outstanding and exercisable at June 30, 2003:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Exercise Price Range	Number	Remaining Life (in years)	Exercise Price	Number	Weighted Average Exercise Price
$ 6.33 to 6.50	967,175	1.9	$ 6.37	967,175	$ 6.37
14.50 to 18.21	64,110	3.7	15.03	64,110	15.03
21.17 to 25.00	968,315	4.7	21.93	919,701	21.77
26.25 to 28.31	840,367	4.4	27.44	834,849	27.44
29.23 to 33.78	802,348	8.8	30.94	79,515	31.50
38.00 to 41.59	71,790	8.7	39.05	21,520	38.93
	3,714,105	4.8	21.28	2,886,870	18.50

As stated in Note 1, the Company employs the intrinsic value recognition and measurement provisions of APB No. 25 in accounting for stock-based compensation. However, in complying with the disclosure provisions of SFAS No. 123, the Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The per share weighted average fair value of stock options granted during fiscal years 2003, 2002 and 2001 was $15.94, $16.06, and $13.60, respectively.

The fair value of each stock option grant was estimated on the date of grant using the following assumptions: weighted average risk-free interest rates of 4.26%, 4.50%, and 5.39% for fiscal years 2003, 2002 and 2001, respectively; dividend yields of 0.83%, 0.48%, and 0.53% for fiscal years 2003, 2002 and 2001, respectively; expected volatility factors of 44.3%, 43.9%, and 45.0% for fiscal years 2003, 2002 and 2001, respectively; and expected lives of 8.5 years for fiscal 2003 and 5.0 years for both fiscal 2002 and 2001.

The table located in Note 1 illustrates the effect on net income and earnings per share if the fair value recognition and measurement provisions of SFAS No. 123 had been applied to all outstanding and unvested awards in each period.

(12) Income Taxes

Total income taxes were allocated as follows (in thousands):

	2003	2002	2001
Income from operations	$ 45,811	$ 49,988	$ 48,423
Shareholders' equity	(1,536)	(1,021)	(624)
	$ 44,275	$ 48,967	$ 47,799

The income taxes credited to shareholders' equity relate to the tax benefit arising from the exercise of employee stock options.

Income tax expense (benefit) attributable to income from operations consists of the following for the fiscal years ended June 30 (in thousands):

	2003	2002	2001
Current:			
Federal	$ 35,909	$ 44,548	$ 46,513
State	5,152	5,251	5,249
Total current	41,061	49,799	51,762
Deferred:			
Federal	4,395	180	(3,157)
State	355	9	(182)
Total deferred	4,750	189	(3,339)
Income tax expense	$ 45,811	$ 49,988	$ 48,423

The following is a reconciliation of expected income taxes (computed by applying the Federal statutory rate to income before taxes) to actual income tax expense (in thousands):

	2003	2002	2001
Computed "expected" income tax expense	$ 42,417	$ 46,285	$ 44,836
State income taxes, net of federal income tax benefit	3,211	3,126	3,162
Goodwill amortization	68	109	265
Other, net	115	468	160
Actual income tax expense	$ 45,811	$ 49,988	$ 48,423

The significant components of the deferred tax expense (benefit) are as follows (in thousands):

	2003	2002	2001
Deferred tax expense (benefit)	$ 3,294	$ (1,268)	$ (4,795)
Utilization of net operating loss carryforwards	1,456	1,457	1,456
Total deferred tax expense (benefit)	$ 4,750	$ 189	$ (3,339)

The components of the net deferred tax liability as of June 30 are as follows (in thousands):

	2003	2002
Deferred tax assets:		
Accounts receivable	$ 733	$ 923
Inventories	4,329	4,407
Employee compensation accruals	8,389	7,743
Restructuring accruals	6,627	1,765
Other accrued liabilities	2,898	2,507
Net operating loss carryforwards	2,620	4,076
Total deferred tax asset	25,596	21,421
Deferred tax liabilities:		
Property, plant and equipment	28,170	23,192
Intangible assets other than goodwill	13,366	13,354
Non-deductible temporary differences arising as a result of Section 481a changes in accounting methods	6,329	4,102
Other	2,294	586
Total deferred tax liability	50,159	41,234
Net deferred tax liability	$ 24,563	$ 19,813

At June 30, 2003, the Company has, for federal income tax purposes, approximately $6.9 million of net operating loss carryovers ("NOLs"), all of which expire in 2008. Pursuant to Section 382 of the Internal Revenue Code, the Company's utilization of such NOLs is subject to an annual limitation of approximately $3.9 million.

Management believes that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(13) Employee Retirement Programs

The Ethan Allen Retirement Savings Plan

The Ethan Allen Retirement Savings Plan (the "Savings Plan") is a defined contribution plan, which is offered to substantially all employees of the Company who have completed three consecutive months of service regardless of hours worked.

Ethan Allen may, at its discretion, make a matching contribution to the 401(k) portion of the Savings Plan on behalf of each participant, provided the contribution does not exceed the lesser of 50% of the participant's contribution or $1,000 per participant per Savings Plan year. Total profit sharing and 401(k) company match expense was $3.9 million in 2003, $5.1 million in 2002, and $5.5 million in 2001.

Other Retirement Plans and Benefits

Ethan Allen provides additional benefits to selected members of senior and middle management in the form of previously entered deferred compensation arrangements and a management cash bonus and other incentive program. The total cost of these benefits was $3.3 million, $4.2 million, and $5.0 million in 2003, 2002 and 2001, respectively.

(14) Litigation

The Company has been named as a potentially responsible party ("PRP") for the cleanup of three active sites currently listed or proposed for inclusion on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA").

The Company believes it has resolved its liability at one of the sites by completing remedial action activities. With regard to the other two sites, the Company does not anticipate incurring significant cost as it believes that it is not a major contributor based on the very small volume of waste generated by the Company in relation to total volume at the site. However, liability under CERCLA may be joint and several. Additionally, the Company has been notified by the State of New York that it may be a PRP in a separate, unrelated matter. However, the extent of any adverse effect on the Company's financial condition, results of operations, or cash flows with respect to this matter cannot be reasonably estimated at this time.

(15) Related Party Transactions

On August 31, 2001, the Company acquired certain assets associated with the retail operations of 6 Ethan Allen Home Interiors stores in the Pittsburgh and Cleveland metropolitan areas from two entities owned and controlled by Mr. Edward Teplitz. The total purchase price for the assets was $10.1 million, net of the assumption of certain liabilities and subject to post-closing adjustments. Approximately $3.5 million of the purchase price was allocated to two real estate properties acquired in the transaction with the remaining $6.6 million allocated to other assets. The purchase price was determined by mutual negotiation, based upon the fair value of net assets acquired and supported, as appropriate, by independent third-party appraisals. Subsequent to the closing, Mr. Teplitz joined the Company as Vice President of Finance. In August 2002, Mr. Teplitz was named Chief Financial Officer of the Company. He currently serves as Vice President and General Manager of the Company's Retail division, a role he assumed in May 2003.

(16) Comprehensive Income

Total comprehensive income represents the sum of net income and items of "other comprehensive income or loss" that are reported directly in equity. Such items may include foreign currency translation adjustments, minimum pension liability adjustments, fair value adjustments on certain derivative instruments, and unrealized gains and losses on certain investments in debt and equity securities. The Company has reported its total comprehensive income in the Consolidated Statement of Shareholders' Equity.

The Company's other comprehensive income, which is attributable solely to foreign currency translation adjustments, was $0.6 million at June 30, 2003. This amount, as well as the Company's accumulated other comprehensive income included in equity, are the result of changes in foreign currency exchange rates related to the operations of 7 Ethan Allen-owned retail stores located in Canada. Foreign currency translation adjustments exclude income tax expense (benefit) given that the earnings of non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

(17) Segment Information

The Company's reportable segments are strategic business areas which operate separately but which both offer the Company's complete line of home furnishings through their own distinctive services. The Company's operations are classified into two segments: wholesale and retail.

The wholesale segment is principally involved in the development of the Ethan Allen brand, which encompasses the design, manufacture, domestic and off-shore sourcing, sale and distribution of a full range of home furnishing products to a network of independently-owned and Ethan Allen-owned stores as well as related marketing and brand awareness efforts. Wholesale profitability includes the wholesale gross margin, which is earned on wholesale sales to all retail stores, including Ethan Allen-owned stores.

The retail segment sells home furnishing products through a network of Ethan Allen-owned stores. Retail profitability includes the retail gross margin, which represents the difference between retail sales price and the cost of goods purchased from the wholesale segment.

While the manner in which the Company's home furnishings are marketed and sold is consistent, the nature of the underlying recorded sales (i.e. wholesale versus retail) and the specific services that each operating segment provides (i.e. wholesale manufacture and distribution versus retail sales) are different. Within the wholesale segment, the Company maintains revenue information according to each respective product line (i.e. case goods, upholstery, or home accessories and other).

A breakdown of wholesale sales by these product lines for each of the last three fiscal years is provided below:

	Fiscal Year Ended June 30,		
	2003	2002	2001
Case Goods	53%	56%	56%
Upholstered Products	33	31	30
Home Accessories and Other	14	13	14
	100%	100%	100%

Similar information by product line is not available within the retail segment as it is not practicable. However, because wholesale production and sales are matched to incoming orders, the Company believes that the allocation of retail sales would be similar to that of the wholesale segment.

The Company evaluates performance of its segments based upon revenues and operating income. Inter-segment eliminations primarily comprise the wholesale sales and profit on the transfer of inventory between segments. Inter-segment eliminations also include items not allocated to reportable segments.

During the third quarter of 2001, the Company re-evaluated its operating segments and as a result changed its segment-reporting format from five segments (case goods, upholstery, home accessories, retail, and other) to two segments (wholesale and retail). This change reflects how management currently manages its operations, resulting in part, from the growth in the Company's retail business. The following table presents segment information for each of the fiscal years ended June 30, 2003, 2002, and 2001 (in thousands):

	2003	2002	2001
Net Sales:			
Wholesale segment	$660,986	$660,818	$705,651
Retail segment	526,388	459,640	419,322
Elimination of inter-company sales	(280,110)	(228,170)	(220,840)
Consolidated Total	$907,264	$892,288	$904,133
Operating Income:			
Wholesale segment (1)	$109,281	$110,078	$100,503
Retail segment	14,573	23,125	23,142
Elimination (2)	(3,271)	(3,303)	2,402
Consolidated Total	$120,583	$129,900	$126,047

Capital Expenditures:			
Wholesale segment	$ 11,759	$ 13,601	$ 22,147
Retail segment	15,448	17,477	16,369
Acquisitions (3)	11,332	42,403	9,722
Consolidated Total	$ 38,539	$ 73,481	$ 48,238

Total Assets:			
Wholesale segment	$465,017	$459,311	$453,650
Retail segment	303,061	259,770	190,067
Inventory profit elimination (4)	(36,510)	(30,326)	(24,599)
Consolidated Total	$731,568	$688,755	$619,118

(1) Operating income for the wholesale segment includes pre-tax restructuring and impairment charges of $13.2 million, $5.1 million and $6.9 million recorded in fiscal years 2003, 2002 and 2001, respectively.

(2) The adjustment reflects the change in the elimination entry for profit in ending inventory.

(3) Acquisitions include the purchase of 16 retail stores in 2003, 20 retail stores in 2002 and one retail store and the Dublin, Virginia manufacturing facility in 2001.

(4) Inventory profit elimination reflects the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when shipped to the retail customer.

There are 20 independent retail stores located outside the United States. Less than 2.0% of the Company's net sales are derived from sales to these retail stores.

(18) Selected Quarterly Financial Data (Unaudited)

Tabulated below are certain data for each quarter of the fiscal years ended June 30, 2003, 2002, and 2001 (in thousands, except per share data):

	Quarter Ended			
	September 30	December 31	March 31	June 30
Fiscal 2003:				
Net sales	$216,529	$229,713	$224,574	$236,448
Gross profit	106,715	115,804	111,950	114,915
Net income	20,082	23,086	11,672	20,541
Earnings per basic share	0.53	0.61	0.31	0.55
Earnings per diluted share	0.52	0.60	0.30	0.54
Dividend declared per common share	0.06	0.06	0.06	0.07
Fiscal 2002:				
Net sales	$206,725	$222,857	$227,917	$234,789
Gross profit	93,969	103,380	108,436	115,528
Net income	16,731	21,195	22,969	21,361
Earnings per basic share	0.43	0.55	0.59	0.55
Earnings per diluted share	0.42	0.53	0.58	0.54
Dividend declared per common share	0.04	0.04	0.04	0.06
Fiscal 2001:				
Net sales	$211,231	$232,667	$233,791	$226,444
Gross profit	99,709	107,737	103,511	102,699
Net income	20,700	23,107	20,030	15,843
Earnings per basic share	0.53	0.59	0.51	0.40
Earnings per diluted share	0.52	0.58	0.50	0.39
Dividend declared per common share	0.04	0.04	0.04	0.04

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No changes in, or disagreements with, accountants as a result of accounting or financial disclosure matters, occurred during fiscal years 2003, 2002 or 2001.

Item 9A. Controls and Procedures

Ethan Allen's management, including the Chairman of the Board and Chief Executive Officer ("CEO") and the Vice President-Finance ("VPF"), conducted an evaluation of the effectiveness of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the CEO and VPF have concluded that, as of June 30, 2003, the Company's disclosure controls and procedures are effective in ensuring that material information relating to the Company (including its consolidated subsidiaries), which is required to be included in the Company's periodic filings under the Exchange Act, has been made known to them in a timely manner.

There have been no significant changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of this report) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Except as otherwise stated below, Part III is omitted as the Company intends to file with the Commission within 120 days after the end of the Company's fiscal year a definitive proxy statement pursuant to Regulation 14A which will involve the election of directors.

Item 10. Directors and Executive Officers of the Registrant

Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company's code of ethics can be accessed via its website at www.ethanallen.com.

Audit Committee Financial Expert

The Company's Board of Directors has determined that the Company has three "financial experts", as defined under Item 401 of Regulation S-K of the Securities Exchange Act of 1934, currently serving on its Audit Committee. Those members of the Company's Audit Committee who are deemed to be financial experts are as follows:

Clinton A. Clark
Horace G. McDonell
William W. Sprague

All persons identified as financial experts are independent from management as defined by Item 7(d)(3), of Schedule 14A.

See reference to the definitive proxy statement under Part III for the remainder of required disclosures under Item 10.

Item 11. Executive Compensation

See reference to the definitive proxy statement under Part III.

Item 12. Security Ownership of Certain Beneficial Owners and Management

See reference to the definitive proxy statement under Part III.

Item 13. Certain Relationships and Related Transactions

See reference to the definitive proxy statement under Part III.

Item 14. Principal Accountant Fees and Services

See reference to the definitive proxy statement under Part III.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

I. Listing of Documents

(1) *Financial Statements.* The Company's Consolidated Financial Statements, included in Item 8 hereof, as required at June 30, 2003 and 2002, and for the years ended June 30, 2003, 2002 and 2001, consist of the following:

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders' Equity

Notes to Consolidated Financial Statements

(2) *Financial Statement Schedule.* Financial Statement Schedule of the Company appended hereto, as required for the years ended June 30, 2003, 2002 and 2001, consist of the following:

Valuation and Qualifying Accounts

The schedules listed in Reg. 210.5-04, except those listed above, have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) *Reports on Form 8-K*

On May 13, 2003, the Company filed with the Securities and Exchange Commission its quarterly report on Form 10-Q for the three month period ended March 31, 2003. Accompanying such report was a certification, filed on Form 8-K, of the Company's Principal Executive Officer and Principal Financial Officer, pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and attached thereto as Exhibit 99.1.

During the three month period ended June 30, 2003, the Company filed a Current Report on Form 8-K dated June 10, 2003, covering information reported under Item 9. Regulation FD Disclosure. The Company also filed a Current Report of Form 8-K dated July 31, 2003, covering information reported under Item 9. Regulation FD Disclosure but furnished pursuant to Item 12. Results of Operations and Financial Condition in accordance with SEC Release No. 33-8216.

(4) The following Exhibits are filed as part of this report on Form 10-K:

Exhibit Number	Exhibit
2(a)	Agreement and Plan of Merger, dated May 20, 1989, among the Company, Green Mountain Acquisition Corporation, INTERCO Incorporated, Interco Subsidiary, Inc. and Ethan Allen (incorporated by reference to Exhibit 2(a) to the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission (the "SEC") on March 16, 1993)
2(b)	Restructuring Agreement, dated March 1, 1991, among Green Mountain Holding Corporation, Ethan Allen, Chemical Bank, General Electric Capital Corporation, Smith Barney Inc. and the stockholder's name on the signature page thereof (incorporated by reference to Exhibit 2(b) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)

2(c)	Purchase and Sale Agreement, dated March 28, 1997, between the Company and Carriage House Interiors of Colorado, Inc. (incorporated by reference to Exhibit 2 to the Registration Statement on Form S-3 of the Company filed with the SEC on May 21, 1997)
3(a)	Restated Certificate of Incorporation for Green Mountain Holding Corporation (incorporated by reference to Exhibit 3(a) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
3(b)	Restated and Amended By-Laws of Green Mountain Holding Corporation (incorporated by reference to Exhibit 3(b) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
3(c)	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(c) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
3(c)-1	Certificate of Designation relating to the Series C Junior Participating Preferred Stock (incorporated by reference to Exhibit 1 to Form 8-A of the Company filed with the SEC on July 3, 1996)
3(c)-2	Certificate of Amendment to Restated Certificate of Incorporation as of August 5, 1997 (incorporated by reference to Exhibit 3(c)-2 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on May 13, 1999)
3(c)-3	Second Certificate of Amendment to Restated Certificate of Incorporation as of March 27, 1998 (incorporated by reference to Exhibit 3(c)-3 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on May 13, 1999)
3(c)-4	Third Certificate of Amendment to Restated Certificate of Incorporation as of April 28, 1999 (incorporated by reference to Exhibit 3(c)-4 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on May 13, 1999)
3(d)	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3(d) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
3(e)	Certificate of Designation relating to the New Convertible Preferred Stock (incorporated by reference to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
3(e)-1	Certificate of Designation relating to the Series C Junior Participating Preferred Stock (incorporated by reference to Exhibit 1 to Form 8-A of the Company filed with the SEC on July 3, 1996)
3(f)	Certificate of Incorporation of Ethan Allen Finance Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registration Statement on Form S-3 of the Company filed with the SEC on February 1, 1995)
3(g)	By-Laws of Ethan Allen Finance Corporation (incorporated by reference to Exhibit 3.4 to Amendment No. 3 to the Registration Statement on Form S-3 of the Company filed with the SEC on February 1, 1995)
3(h)	Certificate of Incorporation of Ethan Allen Manufacturing Corporation (incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Registration Statement on Form S-3 of the Company filed with the SEC on February 1, 1995)
3(i)	By-Laws of Ethan Allen Manufacturing Corporation (incorporated by reference to Exhibit 3.5 to Amendment No. 3 to the Registration Statement on Form S-3 of the Company filed with the SEC on February 1, 1995)

4(a)	First Amendment to Management Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(b)	Second Amendment to Management Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 4(b) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(c)	1992 Stock Option Plan (incorporated by reference to Exhibit 4(c) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(c)-1	First Amendment to 1992 Stock Option Plan (incorporated by reference to Exhibit 4(c)-1 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on November 14, 1997)
4(c)-2	Amended and Restated 1992 Stock Option Plan (incorporated by reference to Exhibit 4(c)-2 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on November 14, 1997)
4(c)-3	First Amendment to Amended and Restated 1992 Stock Option Plan (incorporated by reference to Exhibit 4(c)-3 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on February 12, 1999)
4(c)-4	Second Amendment to Amended and Restated 1992 Stock Option Plan (incorporated by reference to Exhibit 4(c)-4 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on February 14, 2000)
4(d)	Management Letter Agreement among the Management Investors and the Company (incorporated by reference to Exhibit 4(d) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(e)	Management Warrant, issued by the Company to members of the Management of Ethan Allen (incorporated by reference to Exhibit 4(e) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(f)	Form of Dealer Letter Agreement among Dealer Investors and the Company (incorporated by reference to Exhibit 4(f) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(g)	Form of Kathwari Warrant, dated June 28, 1989 (incorporated by reference to Exhibit 4(g) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(j)	Form of Indenture relating to the Senior Notes (incorporated by reference to Exhibit 4(m) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(j)-1	First Supplemental Indenture, dated March 23, 1995, between Ethan Allen and the First National Bank of Boston for $75,000,000 8-3/4% Senior Notes due 2007 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 of the Company filed with the SEC on October 25, 1994)
4(k)	Credit Agreement among the Company, Ethan Allen and Bankers Trust Company (incorporated by reference to Exhibit 4(o) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(k)-1	Amended Credit Agreement among the Company, Ethan Allen and Bankers Trust Company (incorporated by reference to Exhibit 4(k)-1 to the Annual Report on Form 10-K of the Company filed with the SEC on September 8, 1994)

4(k)-2	110,000,000 Senior Secured Revolving Credit Facility dated March 10, 1995 between Ethan Allen and J. P. Morgan Chase & Co. (incorporated by reference to Exhibit 4(k)-2 to the Annual Report on Form 10-K of the Company filed with the SEC on September 21, 1995)
4(k)-3	Amended and Restated Credit Agreement as of December 4, 1996 between Ethan Allen Inc. and the J. P. Morgan Chase & Co. (incorporated by reference to Exhibit 4(k)-3 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on February 13, 1997)
4(k)-4	First Amendment to Amended and Restated Credit Agreement as of August 27, 1997 between Ethan Allen Inc. and the J. P. Morgan Chase & Co. (incorporated by reference to Exhibit 4(k)-4 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on February 12, 1999)
4(k)-5	Second Amendment to Amended and Restated Credit Agreement as of October 20, 1998 between Ethan Allen Inc. and the J. P. Morgan Chase & Co. (incorporated by reference to Exhibit 4(k)-5 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on February 12, 1999)
4(l)	Catawba County Industrial Facilities Revenue Bond (incorporated by reference to Exhibit 4(r) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(l)-1	Trust Indenture dated as of October 1, 1994 securing $4,600,000 Industrial Development Revenue Refunding Bonds, Ethan Allen Inc. Series 1994 of the Catawba County Industrial Facilities and Pollution Control Financing Authority (incorporated by reference to Exhibit 4(l)-1 to the Annual Report on Form 10-K of the Company filed with the SEC on September 21, 1995)
4(m)	Lease for 2700 Sepulveda Boulevard Torrance, California (incorporated by reference to Exhibit 4(s) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(n)	Amended and Restated Warrant Agreement, dated March 1, 1991, among Green Mountain Holding Corporation and First Trust National Association (incorporated by reference to Exhibit 4(t) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(o)	Exchange Notes Warrant Transfer Agreement (incorporated by reference to Exhibit 4(u) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(p)	Warrant (Earned) to purchase shares of the Company's Common Stock dated March 24, 1993 (incorporated by reference to Exhibit 4(v) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(q)	Warrant (Earned-In) to purchase shares of the Company's Common Stock, dated March 23, 1993 (incorporated by reference to Exhibit 4(w) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
4(r)	Recapitalization Agreement among the Company, General Electric Capital Corporation, Smith Barney Inc., Chemical Fund Investments, Inc., Legend Capital Group, Inc., Legend Capital International Ltd., Castle Harlan, Inc., M. Farooq Kathwari, the Ethan Allen Retirement Program and other stockholders named on the signature pages thereto, dated March 24, 1993 (incorporated by reference to Exhibit 4(x) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)

4(s)	Preferred Stock and Common Stock Subscription Agreement, dated March 24, 1993, among the Company, General Electric Capital Corporation, and Smith Barney Inc. (incorporated by reference to Exhibit 4(y) to the Annual Report on Form 10-K of the Company filed with the SEC on September 24, 1993)
4(t)	Security Agreement, dated March 10, 1995, between Ethan Allen Inc. and J. P. Morgan Chase & Co. (incorporated by reference to Exhibit 4(t) to the Quarterly Report on Form 10-Q of the Company filed with the SEC on February 13, 1997)
4(u)	Rights Agreement, dated July 26, 1996, between the Company and Harris Trust and Savings Bank (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the SEC on July 3, 1996)
4(v)	Registration Rights Agreement, dated March 28, 1997, between the Company and Carriage House Interiors of Colorado, Inc. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-3 of the Company filed with the SEC on May 21, 1997)
4(w)	Credit Agreement, dated August 24, 1999, by and among Ethan Allen Inc., Ethan Allen Interiors Inc., the J. P. Morgan Chase & Co., Fleet Bank, N.A. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 4(w) to the Annual Report on Form 10-K of the Company filed with the SEC on September 13, 2000)
10(b)	Employment Agreement, dated June 29, 1989, among Mr. Kathwari, the Company and Ethan Allen (incorporated by reference to Exhibit 10(b) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
10(c)	Employment Agreement, dated July 27, 1994, among Mr. Kathwari, the Company and Ethan Allen (incorporated by reference to Exhibit 10(c) to the Annual Report on Form 10-K of the Company filed with the SEC on September 21, 1995)
10(d)	Restated Directors Indemnification Agreement dated March 1993, among the Company and Ethan Allen and their Directors (incorporated by reference to Exhibit 10(c) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
10(e)	Registration Rights Agreement, dated March 1993, by and among Ethan Allen, General Electric Capital Corporation and Smith Barney Inc. (incorporated by reference to Exhibit 10(d) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
10(f)	Form of Management Bonus Plan, dated October 30, 1991 (incorporated by reference to Exhibit 10(g) to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
10(g)	Ethan Allen Profit Sharing and 401(k) Retirement Plan (incorporated by reference to Exhibit 10(g) to the Annual Report on Form 10-K of the Company filed with the SEC on September 21, 1995)
10(h)	General Electric Capital Corporation Credit Card Program Agreement dated August 25, 1995 (incorporated by reference from Exhibit 10(h) to the Annual Report on Form 10-K of the Company filed with the SEC on September 21, 1995)
10(h)-1	First Amendment to Credit Card Program Agreement dated February 22, 2000 (incorporated by reference to Exhibit 10(h)-1 to the Annual Report on Form 10-K of the Company filed with the SEC on September 13, 2000)

	10(i)	Employment Agreement, dated October 28, 1997, between Mr. Kathwari and Ethan Allen Interiors, Inc. (incorporated by reference to Exhibit 10(i) to the Quarterly Report on Form 10-Q of the Company filed with the SEC on November 14, 1997)
	10(j)	Sales Finance Agreement, dated June 25, 1999, between the Company and MBNA America Bank, N.A. (incorporated by reference to Exhibit 10(j) to the Annual Report on Form 10-K of the Company filed with the SEC on September 13, 2000)
	10(k)	Amended and Restated Consumer Credit Card Program Agreement, dated February 22, 2000, by and among the Company and Monogram Credit Card Bank of Georgia (incorporated by reference to Exhibit 10(k) to the Annual Report on Form 10-K of the Company filed with the SEC on September 13, 2000)
	10(k)-2	Second Amendment to Amended and Restated Consumer Credit Card Program Agreement, dated February 1, 2002, by and among the Company and Monogram Credit Card Bank of Georgia (incorporated by reference to Exhibit 10(k)-2 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on May 13, 2002)
	10(k)-3	Third Amendment to Amended and Restated Consumer Credit Card Program Agreement, dated July 26, 2002, by and among the Company and Monogram Credit Card Bank of Georgia (incorporated by reference to Exhibit 10(k)-3 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on November 12, 2002)
	10(l)	Employment Agreement, dated August 1, 2002, between Mr. Kathwari and Ethan Allen Interiors, Inc. (incorporated by reference to Exhibit 10(l) to the Annual Report on Form 10-K of the Company filed with the SEC on September 30, 2002)
	10(l)-1	First Amendment to Employment Agreement, dated August 1, 2002, between Mr. Kathwari and Ethan Allen Interiors, Inc. (incorporated by reference to Exhibit 10(l)-1 to the Quarterly Report on Form 10-Q of the Company filed with the SEC on May 15, 2003).
	21	List of wholly-owned subsidiaries of the Company (incorporated by reference to Exhibit 22 to the Registration Statement on Form S-1 of the Company filed with the SEC on March 16, 1993)
*	23	Consent of KPMG LLP
*	31.1	Rule 13a-14(a) Certification of Principal Executive Officer
*	31.2	Rule 13a-14(a) Certification of Principal Financial Officer
*	32.1	Section 1350 Certifications of Principal Executive Officer and Principal Financial Officer

* Filed herewith.

ETHAN ALLEN INTERIORS INC. AND SUBSIDIARY
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
As of and for the Fiscal Years Ended June 30, 2003, 2002 and 2001
(In thousands)

	Balance at Beginning of Period	Additions Charged to Income	Adjustments and/or Deductions	Balance at End of Period
Accounts Receivable				
Sales discounts, sales returns and allowance for doubtful accounts:				
June 30, 2003	$ 2,019	$ (451)	$ (78)	$ 1,490
June 30, 2002	$ 2,679	$ (660)	$ -	$ 2,019
June 30, 2001	$ 2,751	$ (22)	$ (50)	$ 2,679
Inventory				
Inventory valuation allowance:				
June 30, 2003	$ 4,517	$ 772	$ (621)	$ 4,668
June 30, 2002	$ 3,346	$ 1,510	$ (339)	$ 4,517
June 30, 2001	$ 1,591	$ (444)	$ 2,199	$ 3,346

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETHAN ALLEN INTERIORS INC.
(Registrant)

By: /s/ M. Farooq Kathwari
(M. Farooq Kathwari)
Chairman, President and
Chief Executive Officer

Date: September 19, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on September 19, 2003.

/s/ M. Farooq Kathwari (M. Farooq Kathwari)	Chairman, President and Chief Executive Officer
/s/ Clinton A. Clark (Clinton A. Clark)	Director
/s/ Kristin Gamble (Kristin Gamble)	Director
/s/ Horace G. McDonell (Horace G. McDonell)	Director
/s/ Edward H. Meyer (Edward H. Meyer)	Director
/s/ William W. Sprague (William W. Sprague)	Director
/s/ Frank G. Wisner (Frank G. Wisner)	Director
/s/ Jeffrey A. Hoyt (Jeffrey A. Hoyt)	Vice President, Finance

corporate data

Corporate Headquarters
Ethan Allen Interiors Inc.
Ethan Allen Drive
Danbury, CT 06811
203.743.8000
www.ethanallen.com

Transfer Agent
Computershare Investor
Services, LLC
2 North LaSalle Street
P.O. Box A3504
Chicago, IL 60690-3504
312.360.5196

Independent Certified Public Accountants
KPMG LLP
3001 Summer Street
Stamford, CT 06905
203.356.9800

Stock Exchange Listing
New York Stock Exchange
Ethan Allen Interiors Inc.
Trading Symbol: (ETH)

Investor Relations
203.743.8234
plupton@ethanalleninc.com

Design
Ethan Allen
Marketing Corporation

ETHAN ALLEN®

ETHAN ALLEN®